Exhibit 99.2

2020 MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS As at and for the year ended December 31, 2020

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of February 18, 2021. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, recommends to the Board approval of this disclosure. The Board has approved this disclosure. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries. This MD&A is based on the Company’s audited consolidated financial statements for the year ended December 31, 2020 (“financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise stated.

This MD&A contains certain non-IFRS financial measures which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-IFRS financial measures include:

•  Adjusted EBITDA

•  Adjusted net earnings and adjusted net earnings per share

•  Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance

•  Free cash flow and free cash flow including changes in non-cash operating working capital

•  Potash cash cost of product manufactured

•  Ammonia controllable cash cost of product manufactured

•  Retail adjusted average working capital to sales

•  Retail adjusted average working capital to sales excluding Nutrien Financial

•  Retail cash operating coverage ratio

•  Retail normalized comparable store sales

•  Retail adjusted EBITDA per US selling location

•  Nutrien Financial net interest margin

•  Sustaining and investing capital expenditures

•  Gross margin excluding depreciation and amortization per tonne - manufactured

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see the “Non-IFRS Financial Measures” section.

Also see the cautionary statement in the “Forward-Looking Statements” section.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report are stated in millions of US dollars which is the functional currency of Nutrien and the majority of its subsidiaries unless otherwise noted. N/m indicates information that is not meaningful.

See the “Terms and Definitions” section for definitions, abbreviations and terms used in this annual report.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2020, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S GLOBAL PROFILE

We operate globally & across the agriculture value chain

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products worldwide and we deliver leading solutions through the world’s premier Ag retail network, providing exceptional access to growers across three continents. We continue to enhance our production and distribution capabilities across multiple paths including the development of our leading digital platform in the Ag retail market. We operate in 13 countries with more than 23,000 employees globally.

Nutrien Ag Solutions ("Retail")	Potash	Nitrogen
~1,500 NORTH AMERICA LOCATIONS	20.6 MMT NAMEPLATE CAPACITY	14 PRODUCTION FACILITIES
>425 AUSTRALIA LOCATIONS	6 POTASH MINES	13 AMMONIA PLANTS
>35 BRAZIL LOCATIONS	~300 NORTH AMERICAN DISTRIBUTION POINTS	16 PRODUCTS PRODUCED
>70 OTHER LOCATIONS	>40 COUNTRIES SERVED	~60% FERTILIZER RELATED SALES

FIND OUT MORE

Nutrien Factbook	Nutrien Digital Video	Nutrien Ag Solutions	Potash Facility Tour

To view and download our Industry Factbook, visit https://www. nutrien.com/ resources	To view the Nutrien Digital video, visit https://www. youtube.com/watch?v=Swg06_ cjvno&feature=youtu.be	To view A Day in the Life of Nutrien Ag Solutions, visit https://www.youtube. com/watch?v=OnUF1e1Do_ A&t=70s	To view the Nutrien Potash Facility Tour, visit https://www.youtube.com/ watch?v=OFECEkOcb4w

10 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S STRATEGY

At Nutrien, our purpose is to Grow Our World from the Ground Up. Our unique mix of world-class assets and position across the agricultural value chain provides exceptional opportunities to create value.

Nutrien’s strategy is to strengthen our channel to the grower and improve our competitive position as the world’s largest crop input retailer through optimizing our world-class and low-cost production assets. We are focused on optimizing and investing in our business to create superior value for both shareholders and customers.

1 ENHANCING OUR LEADING POSITION

We focus on enhancing our world-class and low-cost potash and nitrogen production network and creating value and efficiencies through the integration of our supply chain. This includes the optimization and growth of the world’s largest Ag retail network. We develop and deliver value-enhancing whole-acre solutions to help growers produce abundant, healthy and sustainable food. These solutions include our comprehensive digital capabilities, agronomic tools and deep portfolio of proprietary products.

2 LEVERAGING TECHNOLOGY

We invest in new tools and solutions to help lower our costs, to drive efficiencies and safety and to better serve our customers, including the use of leading solutions for sustainable agriculture. We developed the leading digital agriculture retail platform that provides field planning, digital agronomy, e-commerce and sustainability solutions and we continue to expand our proprietary product portfolio. Our Next Generation Potash program continues to progress and we are executing initiatives in Nitrogen that leverage technology to lower production costs, increase efficiency and improve safety and sustainability results.

3 LEADING AG SUSTAINABILITY

Nutrien is focused on being a leader in reducing carbon emissions generated along the ag value chain. Nutrien’s Carbon Program creates the opportunity to financially reward growers who apply best practices and climate smart products, which is expected to drive a step change in agricultural sustainability and improved carbon management. By leveraging our unique relationship with the grower, we can deliver an end-to-end program where we can add value throughout.

At our nitrogen production facilities, we have the capability to produce approximately 1 million tonnes of blue/low carbon ammonia annually, we are planning to expand the production of sustainable products and we are further planning to reduce our carbon footprint through energy use efficiency and abatement projects. At our potash mines, we are planning to reduce our carbon footprint and lower our costs through self-generated electricity and heat, and we are progressing projects to improve water management.

4 GROWING RETURNS & FINANCIAL STABILITY

Nutrien is focused on creating long-term value for shareholders, including earnings growth. We believe much of this growth is within our control by investing in our world-class Retail business, growing nutrient production and optimizing the entire network. Our capital allocation policy prioritizes sustaining our assets, preserving the strength and resiliency of our balance sheet, supporting a sustainable and growing dividend and applying a rigorous compete-for-capital reinvestment strategy to maximize shareholder value.

2020	Nutrien Annual Report 11

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FOCUSED APPROACH TO VALUE CREATION

We developed a specific approach to capital allocation and clearly defined a strategy to grow the business, improve efficiencies and create value.

We established several priorities and initiatives designed to create value and deliver Leading Solutions for Sustainable Agriculture and we set clearly defined targets and performance metrics to measure progress. Our strategy and performance are supported by governance oversight and risk management by our Executive Leadership Team and Board of Directors.

NUTRIEN’S ENVIRONMENT, SOCIAL AND GOVERNANCE (“ESG”) STRATEGY Raising expectations of what an agriculture company can be.

NUTRIEN’S CARBON PROGRAM Nutrien is working to solve some of the world’s biggest challenges: producing more food with less land, water and environmental impact.

NUTRIEN AG SOLUTIONS Driving a change in agriculture that delivers growth and reinforces our competitive advantages.

A GLOBAL LEADER IN POTASH Growing sales with global demand and lowering production costs within our flexible network of mines.

WELL POSITIONED NITROGEN OPERATIONS Improving operating rates, reducing greenhouse gas (“GHG”) emissions and positioning for alternative product potential.

CAPITAL ALLOCATION Focusing on financial growth and shareholder returns.

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S ESG STRATEGY

At Nutrien, we are raising expectations of what an agriculture company can be and how we can make positive contributions.

We are integrating ESG practices across our Company with a cohesive strategy that is driven by our leadership and governance. Over the past year, our third party ESG ratings have increased by approximately 20 percent and our goal is to further improve by delivering a comprehensive ESG strategy and related targets in 2021. The strategy will provide a roadmap for our initiatives, targets and goals while creating accountability.

ENVIRONMENT

We are committed to reducing the environmental impacts of our operations on air, land and water, and developing products and innovative solutions that help growers tackle the environmental challenges facing the agriculture industry.

Working with growers to apply today’s best practices is key to the sustainability of the agriculture industry. Development of new technologies, practices and programs are required to support this journey, which is why Nutrien launched a comprehensive agriculture carbon program and continues to invest in the development of a portfolio of sustainable products and solutions for growers. We are also helping drive nutrient use efficiency and farm productivity, provide environmentally sustainable soil and plant health solutions, and enable digital agronomic and sustainability analysis.

LEARN MORE

      Nutrien’s Carbon Program p14

      Blue/low Carbon Ammonia p17

      Next Generation Potash p16

SOCIAL

As part of Nutrien’s purpose driven culture, we aim to develop respectful and positive relationships with our employees, contractors, suppliers, customers, and local communities.

We attract and retain our people by investing in the experience and engagement of our employees, developing the best talent, and fostering diversity and inclusion in Nutrien’s culture. In addition, we have an effective succession management process to safeguard the long-term achievement of our strategy.

Nothing is more important to Nutrien than the well-being of our employees, which was emphasized by our response during the COVID-19 pandemic. Ensuring safe operations and delivering on our commitment to keep employees and contractors safe are also essential elements of delivering strong business performance.

GOVERNANCE

We embed strong corporate governance systems and principles in our business through a diverse and independent Board of Directors, strong ethical principles that inform our activities, and rigorous systems for cybersecurity and data privacy.

Nutrien’s corporate governance framework includes policies and processes that define the roles of the Board and Executive Leadership Team. It also ensures that our business practices meet high ethical standards.

LEARN MORE

      https://www.nutrien.com/       what-we-do/governance

2020	Nutrien Annual Report 13

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S CARBON PROGRAM

We have an opportunity to make a significant contribution to farming both from an environmental and an economic perspective. Doing so will require a new way of thinking about carbon and unprecedented collaboration across the value chain.

“Nutrien is working to solve some of the world’s biggest challenges: producing more food with less land, water and environmental impact.” Chuck Magro, President and Chief Executive Officer – Nutrien	FIND OUT MORE https://www.nutrien.com/sustainability/carbon-program

NUTRIEN’S CARBON PROGRAM

Nutrien launched what we expect to be the agricultural industry’s most comprehensive end-to-end carbon program with a goal of making it easier for growers to increase productivity, improve sustainability and boost profitability. The program is designed to increase grower margins per acre and generate verifiable carbon credits that can be monetized.

This revolutionary program begins by targeting 100,000 acres of pilot farmland across North America in 2021 followed by a full roll-out, then a launch in Australia and South America. We are designing scalable programs that facilitate the use of climate smart inputs and sustainable practices to reduce GHG emissions, improve soil carbon sequestration, and measure the positive financial, productivity and environmental impacts.

NUTRIEN’S ROLE

Nutrien is uniquely positioned to be a leader due to our trusted relationship with growers, our focus on full acre solutions and our leading digital capabilities. Leveraging our digital crop planning capabilities, we build customized field plans that target agronomic practices and product recommendations designed to generate positive carbon outcomes and drive yield efficiency.

Nutrien’s comprehensive Carbon Program is expected to deliver benefits to growers and the environment while engaging a broad base of value-chain partners and stakeholders. We believe this will foster further adoption of sustainable agricultural practices that drive positive environmental outcomes and preserve security of global food production to feed the world’s growing population.

~$30	~1-2MT	85%
POTENTIAL PER ACRE [1] Increased agronomic profitability (before carbon credits and may vary significantly based on existing practices).	CO2e/ACRE [1] Reduced or sequestered, depending on grower practices adopted – an incremental revenue stream that could be worth +$10-20 per tonne as voluntary markets grow.	OF CURRENT AG EMISSIONS EXPECTED TO BE OFFSET GLOBALLY BY 2050 [1] (excluding livestock production, land use, land-use change and forestry)
[1]	Estimated run-rate impact from ag industry carbon management improvements and representing the potential range of benefits from Nutrien’s Carbon Program.

14 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

 NUTRIEN AG SOLUTIONS

Nutrien Ag Solutions is the leading Ag retailer globally with multiple drivers to grow the business.

In addition to growing our footprint through acquisitions, we are driving change that can deliver stronger organic growth.

Our strategy starts with our unique connection and relationship with the grower supported by our more than 3,600 agronomists and our leading digital platform. We deliver whole-acre solutions to enhance productivity, profitability and sustainability. The five key drivers for our organic growth are outlined below.

Growing our line of proprietary products	Optimizing the US’s largest Ag retail chain & distribution network	Revolutionizing Ag retail with the leading integrated digital platform	Building customized solutions that support customer retention and business growth	Supporting growers in navigating challenges of ag sustainability

We offer more than 2,000 proprietary products that contribute to significantly higher margins compared to third-party products. These products are often customized for specific growing regions and conditions, and include patented technologies.

We develop these products at the more than 30 facilities dedicated to innovation, breeding and associated production.

As the largest Ag retailer in our key markets, we target optimization throughout our network. We are creating pathways to drive efficiency in our cash operating coverage ratio, average working capital and adjusted EBITDA per US selling location.

We established aggressive goals on each key performance indicator, we are executing against those goals and we are closely monitoring our performance.

Nutrien Ag Solutions provides the leading digital tool set in retail agriculture that facilitates our grower customers and our agronomists to collaborate in new and unique ways that drive efficiency, convenience, and a better outcome in the field.

The efficacy and efficiency of our digital platform is delivering tangible benefits that include improved customer loyalty and higher customer spend, all of which drive organic adjusted EBITDA growth.

  LEARN MORE

Nutrien Digital video visit https://www.you tube.comwatch?v=Swg 06_cjvno&
feature=you tu.be

We developed Nutrien Financial to formalize short-term financing we have historically offered to our customers through payment terms, making it easier and more convenient for them to access credit and to enhance our collection and credit risk management practices. We expect Nutrien Financial will deliver earnings through improved customer retention, loyalty and purchasing while creating direct revenue from finance arrangements. It also reduces our cost of debt through favorable credit rating considerations.

  LEARN MORE

   Retail Financial

   Performance p24

We believe Nutrien is uniquely positioned to offer the industry’s most comprehensive, end-to-end carbon program making it easy for growers to adopt sustainable, agronomic practices that aim to generate positive carbon outcomes, translating into additional earnings for our farmer customers.

  LEARN MORE

   Nutrien’s Carbon

   Program https://

   www.nutrien.com/

   sustainability/

   carbon-program

2020	Nutrien Annual Report 15

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

A GLOBAL LEADER IN POTASH

We are the largest soft rock miner and potash producer in the world, with unmatched competitive advantages.

We operate a flexible network of six mines with 5 million tonnes of available capacity we expect to deploy as demand grows or as opportunities arise. We operate the most reliable, safe and efficient network of assets in the industry.

Our available capacity is positioned to deploy strategically, and we are busy leveraging technology across our operations through our Next Generation Potash program.

What is the Next Generation Potash program? This program is a series of initiatives targeted to enhance and improve production, from the mine face right through to the mill. The benefit from the collective program is larger than the sum of its parts, and focuses on two key pillars to drive value:

SAFETY, COST EFFICIENCY & FLEXIBILITY

The active mining face presents the single largest safety risk to our underground workers and we are implementing tele-remote and autonomous operations to remove them from that risk.

We are empowering safety and value-driven decisions with real-time information supported by our digital capabilities, advanced process controls and smart planning to optimize our production process, increase production capabilities and lower production costs per tonne.

We are also extending asset life by monitoring and predicting key equipment parameters and performance.

ESG & SUSTAINABILITY

The Next Generation Potash program is also expected to reduce the environmental footprint of our potash operations. The self-generation of power and thermal energy will reduce CO2 intensity and lower our cash production costs per tonne. At the same time, the use of advanced process control systems are expected to reduce natural gas consumption and leach water usage in the milling process.

In addition, by using more of our existing available capacity, we will also reduce the per tonne consumption of energy and materials.

As we enhance and improve our potash operations, Nutrien is committed to a fair transition into autonomous mining operations by evaluating the required transformation of our workforce.

	100%	2	ROCANVILLE
IMPROVED SAFETY AND EFFICIENCY FROM DIGITAL INITIATIVES	ROCANVILLE MINING FLEET ENABLED TO RUN OPERATOR NOT PRESENT DURING SHIFT CHANGES (~3 HOURS)	MINING MACHINES OUTFITTED WITH SURFACE REMOTE OPERATION CAPABILITIES AND AUTONOMOUS CONTROL AT LANIGAN	SELF-GENERATED POWER UNDER CONSTRUCTION WITH OPPORTUNITY FOR FURTHER ROLL OUT

16 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

 WELL POSITIONED NITROGEN OPERATIONS

Nutrien has a leading Nitrogen business with strategically advantaged assets and an opportunity to further optimize our business.

In addition to improving ammonia operating rates and enhancing safety and reliability, we have also invested to lower GHG emissions and expand our product mix.

 REDUCING GHG

 EMISSIONS

For Nutrien, nitrogen production represents more than three-quarters of our total scope 1 & 2 emissions, which is why we are focused on reducing that footprint.

We have several projects underway that are expected to reduce the carbon footprint of our nitrogen operations. Construction began on abatement projects totaling $50 million, that are expected to reduce CO2 equivalent emissions by over 1 million tonnes by 2023, equating to an approximate 7 percent reduction in our company wide scope 1 & 2 emissions. Further, we have several other projects that will reduce our overall emission intensity.

 BLUE/LOW CARBON

 AMMONIA

Nutrien is one of the world’s largest blue/low carbon ammonia producers. We capture CO2 at our Redwater and Geismar facilities, and sell it for industrial applications or permanently store it in large-scale carbon capture facilities.

We also produce low carbon ammonia at our Joffre plant which uses hydrogen as a feedstock. This process significantly lowers the GHG intensity per tonne of ammonia compared to a typical steam methane reforming process.

In 2020, we captured approximately 1 million tonnes of CO2 equivalent with the capability to produce approximately 1 million tonnes of blue/low carbon ammonia.

 ENVIRONMENTALLY

 SMART PRODUCTS

Nutrien produces and sells a wide-portfolio of products that minimize nitrogen loss, maximizes nitrogen utilization and reduces emissions.

We produce and sell over 400,000 tonnes of Environmentally Smart Nitrogen (“ESN”) annually. This urea granule is contained within a flexible polymer coating which reduces nitrogen loss, and releases nitrogen at a rate matched with crop uptake.

We also produce and sell approximately 600,000 tonnes of diesel exhaust fluid (“DEF”) which is a urea liquid solution that, when combined with diesel in larger vehicles and machinery, can improve fuel efficiency and reduce emissions.

Transporting ammonia then extracting its hydrogen can be a lower-risk and lower carbon alternative to transporting hydrogen, which can then be used in applications such as fuel cells. We are pursuing opportunities to leverage our low-cost ammonia production profile and strategically advantaged assets to be at the forefront of this developing market.

~1MMT	>2MMT	~1MMT
BLUE/LOW CARBON AMMONIA PRODUCTION CAPABILITY	CO2 CAPTURED INCLUDING BY PROJECTS IN CONSTRUCTION	ENVIRONMENTALLY SMART PRODUCTS SOLD IN 2020

2020	Nutrien Annual Report 17

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CAPITAL ALLOCATION

Nutrien is focused on creating long-term value through capital allocation. We have growth and other value generating project options across our integrated business model and comprehensive product and service offering.

Our capital allocation policy prioritizes sustaining

our assets, preserving the strength and resiliency

of our balance sheet, supporting a sustainable

and growing dividend, and applying a rigorous

compete-for-capital reinvestment strategy

to maximize shareholder value.

NUTRIEN CAPITAL ALLOCATION POLICY

Sustaining Our Industry Leading Asset Base	The first priority is to sustain our assets to ensure we have safe and reliable operations to grow cash generation.

Maintain Strong Balance Sheet	Our balance sheet is built on two principles: securing reliable access to low-cost debt and preserving sufficient liquidity through our operating cycle.

Sustainable & Growing Dividend Supported by Retail Stability

    We are focused on delivering a stable and growing dividend.

   This is core to our capital allocation policy. Nutrien’s dividend provided an average yield of 4.6 percent in 2020, and has been increased three times to $0.46, and by a total of 15 percent over the previous three years.

Investment Funds Allocated on a Compete- for-Capital Basis

    We allocate the remaining free cash flow  on a compete-for-capital basis.

   Our internal approval process and strict hurdle rates ensure that we are allocating capital to the best alternatives on a risk adjusted basis, including evaluating against share repurchases.

18 Nutrien Annual Report	2020

OPERATING SEGMENT PERFORMANCE & OUTLOOK

WE REPORT OUR RESULTS IN FOUR REPORTABLE OPERATING SEGMENTS: NUTRIEN AG SOLUTIONS (“RETAIL”), POTASH, NITROGEN AND PHOSPHATE.

•

In 2020, we revised the measure with which we evaluate our segments from EBITDA to adjusted EBITDA. Adjusted EBITDA provides a better indication of the segments performance as it excludes the impact of non-cash impairments and other costs that are centrally managed by our corporate function. We have presented adjusted EBITDA for the comparative period. Refer to Note 3 to the financial statements for details.

•

Net sales (sales revenues less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

NUTRIEN AG SOLUTIONS (“RETAIL”)

10%	$1.08M
TOTAL RETAIL ADJUSTED EBITDA/SALES	ACHIEVED 2020 TARGET OF $1M OF RETAIL ADJUSTED EBITDA PER US SELLING LOCATION

>$500M	>$1.2B
EXPECTED ANNUAL NORMALIZED RUN-RATE REVENUE ACHIEVED IN BRAZIL (2021)	DIGITAL PLATFORM RETAIL SALES

20 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

RETAIL OPERATING ENVIRONMENT

Our Business

Nutrien Ag Solutions is the world’s largest retailer of crop inputs and services. We are the leading provider of whole-acre solutions across North America, South America and Australia, helping farmers grow crops more efficiently, profitably and sustainably.

We operate over 2,000 retail locations across the US, Canada, Australia and South America, with approximately 1,200 locations in the US alone. The strength of our network ensures we can deliver whole-acre solutions when our grower customers need them.

We have over 3,600 agronomists and field experts, working directly with our customers to provide advice and support from the crop planning stage right through to harvest. They help growers to optimize crop yields, maximize returns and improve on sustainability practices.

Our award-winning Nutrien Ag Solutions digital platform has become the leading platform in Ag retail, which helps to foster a trusted relationship with our grower customers by providing insight, value-add solutions and convenience. Our agronomists can collaborate in a new and unique way that delivers better grower outcomes and drives value for Nutrien. We produce over 2,000 proprietary products that span the crop input chain, including seed, crop nutrients and crop protection, including a portfolio of specialty products that enhance sustainability practices. Our proprietary products deliver superior margins compared to third-party products and we produce and distribute from over 30 formulations facilities located in all key markets where we operate.

Nutrien recently unveiled a revolutionary end-to-end agricultural Carbon Program that leverages our unique and direct relationship with the grower to agronomic expertise, digital capabilities and our supply chain.

By combining these critical building blocks we believe our Carbon Program will enable us to scale sustainability outcomes for the grower by increasing productivity and monetizing improved carbon performance.

Competitive Landscape

The Ag retail industry is highly fragmented in most of our major markets, with a variety of ownership structures and varying degrees of access to capital.

The major markets where we operate are primarily comprised of many small Ag retailers along with a small number of mid-sized competitors. In the US, cooperatives of various sizes are also prominent. We believe scale and size will be required in the future in order to meet evolving grower needs.	Growers want whole-acre solutions that can include a full suite of products, services and solutions, rooted in sound unbiased agronomic advice and analytics, stressing the importance of timely delivery and reliability of supply.	In Brazil, the market is characterized by small to medium-sized independent owners and represents an opportunity for larger retailers, including Nutrien, to enhance the product, service and solution offerings to growers.

2020	Nutrien Annual Report 21

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Our Strategy

We are building and enhancing trusted relationships with our grower customers by creating the leading channel that provides whole-acre solutions.

Our position as the leading Ag retailer with a local presence, world-class supply chain and portfolio of comprehensive solutions creates an advantageous position for Nutrien Ag Solutions to continue to perform and grow. Our strategy is focused on driving organic growth by delivering additional value to our customers, becoming more efficient and offering value-added products and services. We also intend to grow through strategic acquisitions.

Drive Organic Growth: Our organic growth strategy focuses on five key pillars that are intended to drive the transformation of Ag retail, offer value added solutions for growers and deliver efficiency and optimization throughout our network.

LEARN MORE

Nutrien Ag Solutions p15

Execute on Accretive Acquisitions:

Nutrien Ag Solutions has a solid track record of growing in key markets and helping to consolidate the fragmented retail industry. Our tuck-in acquisition strategy continues to add value as we access new customers, further expand our proprietary solutions and integrate the business with our world-class supply chain network. We are also growing our business in Brazil and we continue to execute in this significant and strategic market. We established a corporate office and leadership team in country, where we intend to continue to grow the business and bring to market whole-acre, digital and sustainability solutions, similar to our other more mature markets.

2020 Performance

Nutrien Ag Solutions demonstrated growth, resilience and stability in the face of global volatility, achieving record adjusted EBITDA and record crop nutrient sales volumes.

In addition to achieving record adjusted EBITDA in 2020, we improved our adjusted EBITDA margins as a result of double-digit organic growth, strong proprietary product sales and ongoing optimization of our network. We lowered Retail adjusted average working capital to sales by nearly $900 million, resulting in a 15 percent ratio and well below our 2023 target. We also improved our Retail cash operating coverage ratio and increased Retail adjusted EBITDA per US selling location to over $1 million.

We adapted quickly and effectively to COVID-19 risks, where the value and uptake of our digital capabilities was very apparent. Our award-winning digital platform experienced significant acceleration of adoption and usage in 2020, surpassing $1.2 billion in sales and representing 11 percent of total Retail sales in North America. We expect to expand the breadth of the platform to offer nearly all of our products and services in 2021. We will also be adding new functionalities to the platform such as field planning enhancements, precision Ag capabilities and expansion into Brazil and Australia.

2020 represented the first full year of earnings from the Ruralco acquisition, which closed in late 2019. We achieved our targeted annual run-rate synergies of $30 million well ahead of schedule, and identified an additional $20 million of run-rate synergies that we expect to capture by the end of 2021.

We also closed two acquisitions in Brazil in 2020, Agrosema Comercial Agricola Ltda. (“Agrosema”) and Tec Agro Group. Our annual revenues in Brazil are expected to surpass $500 million on a run-rate basis in 2021, well on our way to reaching our target of $1 billion in revenues in Brazil by 2023.

22 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 MARKET CONDITIONS

Key crop prices surged in the second half of 2020 driven by very tight global supply and demand fundamentals.

Growing conditions in North America improved considerably in 2020 relative to the 2019 season, however, the US had prevented planting of about 10 million acres, which is approximately twice the historic average. In addition, the Derecho windstorm in the MidWest resulted in significantly lower than expected production of US corn and soybeans. These factors and relatively low crop prices resulted in lower than expected crop input spending during the summer period.

The combination of lower than expected production and the record pace of Chinese grain and oilseed imports in 2020 resulted in US ending stocks for corn and soybeans projected to be at their lowest levels in six years, according to the USDA. This caused corn and soybean prices to rally in late 2020 and early 2021 to their highest levels in at least seven years.

Following several seasons of drought, Australian growers received much needed precipitation in 2020, resulting in a 76 percent increase in winter crop production. The increased planted area supported increased demand for crop inputs. While in Brazil, growers responded to strong crop prices by increasing soybean planting in the fall of 2020, despite less than ideal weather.

MARKET OUTLOOK

We expect a rebound in US planted crop acreage will support increased crop input demand in 2021.

Assuming normal planting conditions in the US in the spring of 2021 and continued favorable crop margins, we expect planted acreage of major US crops will increase by approximately 10 million acres. US farmers were able to make excellent progress on fertilizer applications in the fall of 2020, and with the expected increase in acreage and strong crop prices, we expect growth in crop input expenditures in 2021.

The outlook for Australia is also strong as precipitation remained good in major Eastern growing regions. Growers benefited from higher global crop prices for their 2020 crop and, weather permitting, the outlook for crop input demand remains strong for 2021. In Brazil, growers are harvesting what is expected to be a record soybean crop, despite late planting and dry weather. We anticipate strong planted acreage and crop input demand in 2021, although there is some risk to the upcoming Safrinha corn plantings given the slower than usual soybean crop process.

2020	Nutrien Annual Report 23

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

RETAIL FINANCIAL PERFORMANCE

	Dollars			Gross Margin			Gross Margin (%)
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019

Sales
Crop nutrients	5,200	4,989	4	1,130	1,032	9	22	21
Crop protection products	5,602	4,983	12	1,303	1,173	11	23	24
Seed	1,790	1,712	5	363	336	8	20	20
Merchandise	943	598	58	157	109	44	17	18
Nutrien Financial	129	–	n/m	129	–	n/m	100	n/m
Services and other [1]	1,241	1,000	24	774	651	19	62	65
Nutrien Financial elimination [2]	(120)	–	n/m	(120)	–	n/m	100	n/m
	14,785	13,282	11	3,736	3,301	13	25	25
Cost of goods sold	11,049	9,981	11
Gross margin	3,736	3,301	13
Expenses [1,3]	2,974	2,665	12
Earnings before finance costs and taxes (“EBIT”)	762	636	20
Depreciation and amortization	668	595	12
EBITDA/Adjusted EBITDA	1,430	1,231	16

1  Certain immaterial figures have been reclassified for the year ended December 31, 2019.

2  Represents elimination for the interest and service fees charged by
Nutrien Financial to Retail branches.

3  Includes selling expenses of $2,795 million (2019 – $2,484 million).

The most significant contributors to the changes in our Retail financial performance were as follows:

2020 vs 2019
Crop nutrients

Sales and gross margin increased in 2020 as higher global sales volumes more than offset the impact of lower selling prices. 2019 sales volumes in North America were negatively impacted by extreme weather. Gross margin percentage increased due to a larger proportion of higher-margin proprietary product sales.

Crop protection products

Sales and gross margin increased in 2020 primarily due to strong market share growth from contributions of our Ruralco acquisition and increased applications in the US. Gross margin percentage decreased by 0.3 percentage points compared to 2019 due to change in regional mix, with greater sales in lower-margin regions outside of the US.

Seed

Sales and gross margin increased in 2020 due to contributions from the Tec Agro Group and Agrosema acquisitions in Brazil and Ruralco in Australia. Gross margin percentage was relatively flat as a one percentage point gain in the US was offset by the growth in Australia where margins are lower.

Merchandise	Sales and gross margin increased in 2020 while gross margin percentage decreased due to strong demand in Australia and the related change in product sales mix.
Nutrien Financial	This was the first full year of operations for the Nutrien Financial business.
Services and other	Sales and gross margin increased in 2020, while gross margin percentage decreased, despite the increased sales and gross margin in Australia, where percentage margins are lower than in North America.
Selling expenses	Expenses increased in 2020 due to higher sales from acquisitions and from strong organic growth while expenses as a percentage of sales remained relatively flat.
Adjusted EBITDA	Adjusted EBITDA was higher in 2020 primarily due to higher sales volumes from acquisitions and from organic growth more than offsetting the impact of lower prices.

24 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

SELECTED RETAIL MEASURES

	2020	2019
Proprietary products margin as a percentage of product line margin (%)
Crop nutrients	25	23
Crop protection products	32	34
Seed	46	38
All products	22.9	23.3
All products before reclassification [1]	23.3	23.7
Crop nutrients sales volumes (tonnes – thousands)
North America	9,746	8,812
International	2,986	2,236
Total	12,732	11,048
Crop nutrients selling price per tonne
North America	421	465
International	367	398
Total	408	452
Crop nutrients gross margin per tonne
North America	99	102
International	55	60
Total	89	93

1	Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

Financial performance measures	2020 Target	2020 Actuals	2019 Actuals
Retail adjusted EBITDA to sales (“Retail adjusted EBITDA margin”)(%) [1,2]	10	10	9
Retail adjusted average working capital to sales (%) [1,2]	21	15	23
Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1]		5	n/a
Retail cash operating coverage ratio (%) [1,2]		61.8	62.9
Retail cash operating coverage ratio before reclassification (%) [1,3]	61	61.1	62.2
Retail adjusted EBITDA per US selling location (thousands of US dollars) [1]	1,000	1,075	967
Retail normalized comparable store sales (%)		6	(1)
Retail digital platform sales to total sales (%) [4]		11	2
Retail grower engagement (%) [5]		10	5
Nutrien Financial net interest margin (%) [1]		5.3	n/a

1	Rolling four quarters ended December 31, 2020 and December 31, 2019 respectively.
2	2019 has been restated due to certain reclassification of immaterial figures.
3	Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.
4	Grower and employee orders directly from the digital platform as a percentage of total sales in North America. 2019 has been restated to align with the 2020 calculation.
5

Percent of North American Retail growers doing one or more significant activities on the digital platform, such as ordering products, making payments, applying for Nutrien Finance or completing a field plan.

NUTRIEN FINANCIAL

We offer flexible financing solutions to our customers in support of Nutrien’s agricultural product and service sales. Qualifying retail customers in the United States and Australia are offered extended payment terms, typically up to one year, to facilitate the alignment of grower crop cycles with cash flows. Nutrien Financial revenues are primarily earned through interest and service fees that are charged to our Retail branches or directly to our customers.

We hold a significant portion of receivables from customers that have historically experienced a low-default rate. We manage our credit portfolio based on a combination of review of customer credit metrics, past experience with the customer and exposure to any single customer. Nutrien Financial, which is a wholly owned finance captive, monitors and services the portfolio of our high- quality receivables from customers that have the lowest risk of default among Retail’s receivables from customers. We monitor the results of this portfolio of receivables separately because we calculate the cost of capital attributable to the high-quality receivables from customers differently from our other receivables. Specifically, we assume a debt to equity ratio of 7:1 in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial relies on corporate capital for funding. We estimate the deemed interest expense using an average borrowing rate of 3.72 percent applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial. The balance of our Retail receivables (outside of Nutrien Financial) are subject to marginally higher credit risk.

							As at December 31,
(millions of US dollars)	Current	<31 days past due	31-90 days past due	>90 days past due	Gross Receivables	Allowance [1]	2020 Total	2019 Total
North America	962	130	44	38	1,174	(24)	1,150	821
International	178	2	16	47	243	(1)	242	–
Nutrien Financial receivables [2]	1,140	132	60	85	1,417	(25)	1,392	821

1	Bad debt expense on the above receivables was $26 million (2019 – $5 million) in the Retail segment.
2	Includes $1,147 million (2019 – $762 million) of very low risk of default and $270 million (2019 – $64 million) of low risk of default.

2020	Nutrien Annual Report 25

POTASH

12.8MMT	$59
POTASH SALES VOLUMES	POTASH CASH COST OF PRODUCT MANUFACTURED PER TONNE
+5MMT
AVAILABLE CAPACITY

26 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

POTASH OPERATING ENVIRONMENT

Our Business Nutrien is the best positioned company to continue to create value in the potash industry due to its size, high-quality and low-cost network of mines and flexible growth optionality.

Our extensive mine network provides for decades of reliable and safe production at a first-quartile cost profile, and places us as the world’s largest potash producer with approximately 21 percent of global potash capacity.

Nutrien’s Potash network is one of the lowest cost, most reliable and highest quality in the world. We have six mines as part of a diverse and flexible network that allows us to optimize our assets to cost-effectively position the right tonnes at the right time.

We have 5 million tonnes of available potash capacity that we expect to deploy over time as global demand grows, a characteristic that is unique to Nutrien.

In addition, we have line of sight to 5 million tonnes of incremental brownfield expansions which can be brought online at a much lower cost and much more quickly than any new greenfield mine being contemplated in the industry today. We have an extensive distribution system to service the North American market, and our stake in Canpotex ensures efficient and effective marketing and delivery of potash to over 40 international markets.

Safety is of paramount importance to Nutrien’s culture and actions and we are proud to operate one of the safest potash operations in the world. This is made possible by our investment in maintaining our production network, decades of developing best practices in potash mining and the adoption of new technologies.

Competitive Landscape

A limited number of countries around the world possess a significant quantity and quality of potash.

Canada has the largest known global potash reserves, accounting for approximately 40 percent of the total.

More than 70 percent of the world’s potash capacity is held by the six largest producers. Our primary competitors are located in Russia, Belarus, Canada, Germany, Israel and Jordan.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely on imports to meet their needs. This is an important difference between potash and other major crop nutrient industries. Trade typically accounts for approximately three-quarters of demand for potash resulting in a globally diversified marketplace.

The global demand growth rate for potash has outpaced that of other primary nutrients, averaging approximately 2.4 percent cumulative annual growth rate (“CAGR”) since

2015, with the expectation of an additional 5 million tonnes of new demand added by 2023.

This growth is driven by increasing nutrient requirements of higher yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

2020	Nutrien Annual Report 27

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Our Strategy

Nutrien has a unique position in the potash industry. We will use our extensive network to respond quickly and efficiently to market supply and demand dynamics, while we continue to incorporate new technologies to lower our production costs and optimize our asset base.

Incremental capacity: We will use our production platform, which includes 5 million tonnes of additional available capacity, to grow as the leader in the potash industry. We will deploy this capacity as demand grows and serve tonnes into the market when required. In addition, we have line of sight to 5 million tonnes of incremental brownfield capacity that we can develop in half the time, and at a fraction of the cost of a conventional greenfield mine to meet longer-term demand growth.

Next Generation Potash: We are investing in initiatives focused on leveraging automated and tele-remote mining and other digital technologies to continue to improve our safety performance, lower our production costs and reduce emissions. These improvements are being made from the mine face right through to the mill.

LEARN MORE Next Generation Potash p16

Network optimization: We are focused on achieving the optimal production mix from our world-class platform, which maintains production flexibility while maximizing the benefits of our low-cost position on the cost curve and a leading domestic and offshore distribution network including our own integrated business. At the same time, we will undertake preventative maintenance to ensure the high-quality, reliability and safety of our operations.

2020 Performance We continue to enhance our network by effectively managing our production and supply chain and optimizing volumes to minimize production costs.

Nutrien sold 12.8 million tonnes of potash in 2020, up more than 1 million tonnes over 2019, highlighting the flexibility of our network and ability to move tonnes into the market when needed. We also reduced our cash COPM to $59 per tonne, the lowest level on record for Nutrien. This was despite a fire at our Vanscoy mine loadout facility and navigating the nuances of underground mining during the COVID-19 pandemic. Our strong network of mines and exceptional commitment from our people ensured that we were able to produce potash at targeted levels without sacrificing quality, value or safety.

We continued to progress our Next Generation Potash program. Rocanville’s mining fleet is now able to run operator-not-present during shift change, and Lanigan has successfully piloted clay seam detection using artificial intelligence which will allow for autonomous control of mining machines. Predictive maintenance, value driven planning and scheduling and real-time connection of our workforce moved in lockstep to begin to unlock the full value of the program.

We took additional steps earlier this year to optimize our network by shifting production tonnes from our higher-cost Vanscoy site to other lower cost operations within our network.

28 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 MARKET CONDITIONS

Demand for potash fertilizers was excellent in 2020 despite the COVID-19 pandemic, largely supported by higher crop prices and improved agricultural fundamentals in key markets.

Deliveries to the North American market increased by about 1.5 million tonnes in 2020, supported by favorable application conditions, particularly during the extended fall application season, and strengthening in crop prices. Brazil imported record volumes of potash in 2020 supported by favorable crop economics. While palm oil prices increased dramatically in the second half of 2020, potash demand growth in Southeast Asia remained relatively limited especially in Malaysia, where plantations continue to struggle with COVID-19 related restrictions and labor shortages.

Import demand in both China and India was strong particularly in the second half of the year following the contract settlements in the second quarter of 2020, underpinned by tightened agricultural fundamentals.

Potash prices were pressured in many key spot markets during the first half of the year, however, prices increased steadily in the second half as the demand outlook continued to improve and outpaced new capacity additions from the Former Soviet Union (“FSU”) region.

MARKET OUTLOOK

We expect the robust potash consumption trend will continue in 2021 supported by favorable crop economics, high affordability levels for farmers around the world and limited inventory build in major markets.

Despite strong shipments in North America in 2020, we believe almost all the potash delivered was applied to ground, leading to very tight inventories throughout the supply chain at the end of the year. Low inventories combined with favorable crop prices and planting outlook, should support strong potash demand in 2021. In Brazil, growers continue to be incentivized to invest and secure fertilizer needs for the 2021 soybean growing season. Shipments to Southeast Asian countries are expected to increase from 2020 levels, supported by a significant improvement in palm oil prices and a more normalized labor supply situation.

Potash consumption in India is expected to remain strong in 2021, while import growth can be subject to potential policy changes. In China, the agronomic need for higher potash application rates is well-known and domestic agricultural fundamentals are robust. India and China each settled a 2021 potash agreement with one supplier at price levels below what we considered to be reflective of market conditions. It is unclear how these agreements will impact potential contracts with other global potash suppliers. Global potash producers are well-positioned for much of the first half of 2021, despite not having contracts with China and India, and suppliers such as Canpotex have not placed volumes into those markets ahead of new contracts. We forecast global potash shipments will be 68 to 70 million tonnes in 2021.

We also project new supply additions will be limited in 2021, mostly from the FSU. With an expected increase in demand from key markets, we anticipate global potash market will be balanced to tight in 2021.

2020	Nutrien Annual Report 29

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

POTASH FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Manufactured product
Net sales
North America	908	978	(7)	4,815	4,040	19	189	242	(22)
Offshore	1,238	1,625	(24)	8,009	7,481	7	155	217	(29)
	2,146	2,603	(18)	12,824	11,521	11	167	226	(26)
Cost of goods sold	1,183	1,103	7				92	96	(4)
Gross margin – manufactured	963	1,500	(36)				75	130	(42)
Gross margin – other [1]	–	1	(100)	Depreciation and amortization			35	34	3
Gross margin – total	963	1,501	(36)	Gross margin excluding depreciation and amortization – manufactured
Expenses [2]	248	298	(17)				110	164	(33)
EBIT	715	1,203	(41)	Potash cash cost of product manufactured
Depreciation and amortization	452	390	16				59	63	(6)
EBITDA	1,167	1,593	(27)
Impairment of assets	23	–	n/m
Adjusted EBITDA	1,190	1,593	(25)

1	Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $1 million) less cost of goods sold of $Nil (2019 – $Nil).
2	Includes provincial mining and other taxes of $201 million (2019 – $287 million).

The most significant contributors to the changes in our Potash financial performance were as follows:

2020 vs 2019
Sales volumes

North America and Offshore sales volumes increased in 2020 due to strong offshore demand, higher US planted acreage and strong fall application in North America in anticipation of higher planting in 2021.

Net realized selling price	Average selling prices decreased in 2020 due to lower global benchmark prices compared to 2019.
Cost of goods sold per tonne	Costs decreased in 2020 due to efficiency gains, higher production tonnes and favorable changes in mine production mix.
Provincial mining and other taxes

We are subject to Saskatchewan provincial resource taxes, including the potash production tax and the resource surcharge. Expenses decreased in 2020 primarily due to lower average potash selling prices, which are the basis for certain taxes.

Adjusted EBITDA

Adjusted EBITDA decreased in 2020 primarily due to lower net realized selling prices, which was partially offset by higher volumes of product sold, lower cash cost of goods sold per tonne and lower provincial mining and other taxes.

30 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CANPOTEX SALES BY MARKET

(percentage of sales volumes except as otherwise noted)	2020	2019	Change
Latin America	32	31	1
Other Asian markets [1]	25	27	(2)
China	22	22	–
India	14	10	4
Other markets	7	10	(3)

1	All Asian markets except China and India.

POTASH PRODUCTION

		Operational Capability [2]		Production
(million tonnes KCI)	Nameplate Capacity [1]	2021	2020	2020	2019
Rocanville Potash	6.5	5.4	5.4	5.29	5.14
Allan Potash	4.0	2.8	2.8	2.79	2.18
Vanscoy Potash	3.0	0.8	1.7	0.51	1.42
Lanigan Potash	3.8	2.5	2.3	2.33	1.75
Cory Potash	3.0	1.6	1.0	1.40	0.97
Patience Lake Potash	0.3	0.3	0.3	0.27	0.24
Total	20.6	13.4	13.5	12.59	11.70
Shutdown weeks [3]				38	55

1

Represents estimates of capacity as at December 31, 2020. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

2

Estimated annual achievable production level at current staffing and operational readiness (estimated at the beginning of the year, and may vary during the year, and year-to-year, including between our facilities). Estimate does not include inventory-related shutdowns and unplanned downtime.

3	Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2020	Nutrien Annual Report 31

NITROGEN

11MMT	~1MMT
RECORD MANUFACTURED PRODUCT SALES VOLUMES	BLUE/LOW CARBON AMMONIA PRODUCTION CAPABILITY
93%
AMMONIA OPERATING RATE (excludes Trinidad and Joffre)

32 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NITROGEN OPERATING ENVIRONMENT

Our Business Nutrien has a large and diverse nitrogen portfolio, reinforced by a number of unique strategic advantages.

We operate nine nitrogen facilities across North America and Trinidad producing key nitrogen products and with an ammonia capacity of 7.1 million tonnes. Our sales portfolio represents a well-balanced combination of agricultural and industrial products, providing flexibility to optimize our product mix during changing market conditions. Agriculture sales represent approximately 60 percent of our nitrogen sales.

Our North American operations are situated in market, providing a selling and delivery advantage. The operations have access to some of the lowest cost natural gas feedstock in the world and represent approximately 80 percent of our total nitrogen sales volume. We have an extensive network of almost 200 terminals and warehouses with over 1.3 million tonnes of storage capacity, providing the ability to place product and service customers very efficiently.

Our Trinidad operations are advantageously situated on tide water, where we deliver to approximately 30 countries, with a focus on industrial end markets. Gas costs in Trinidad are primarily indexed to ammonia prices, which provides margin stability. We also have an investment in a world-scale nitrogen facility in Argentina, which fits well to serve the growing agricultural markets in South America.

One of Nutrien’s strategic priorities is to be a leader in sustainability in the agricultural sector. We have made investments to reduce the carbon footprint associated with our nitrogen production including increasing blue/low carbon ammonia production capability. We also have many nitrogen-based fertilizer products that provide an innovative and effective role in reducing farming’s environmental footprint, including our proprietary slow release environmentally smart nitrogen.

Competitive Landscape Production of nitrogen is the most geographically diverse of the three primary nutrients due to the widespread availability of hydrogen sources.

Ammonia is primarily consumed close to the regions in which it is produced due to the high cost of transportation, whereas urea and nitrogen solutions are more widely transported and traded. We compete with other producers in Canada, the US and several offshore suppliers.

The US remains one of the largest importers of nitrogen and a key driver of global trade despite a significant increase in domestic capacity and production over the past few years. In developed regions of the world, nitrogen producers are focused on reducing CO2 emissions. This has expanded industry opportunity as we look for more efficient and environmentally friendly production methods and application of nitrogen products.

2020	Nutrien Annual Report 33

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Our Strategy

Nutrien is growing the nitrogen business through network optimization and strategic capacity expansion. We are also enhancing our competitive cost position and expanding our product portfolio.

Reliability, efficiency and productivity: We are investing in short-payback projects that improve safety, increase production and improve efficiency. In addition to higher production levels, these initiatives minimize production costs and provide a safe environment for our employees. We will continue to optimize our Nitrogen network to best leverage the production flexibility of our low-cost facilities and our extensive distribution network, capitalizing on the benefits of our integrated model that includes our Retail business.

LEARN MORE Well Positioned Nitrogen Operations p17

Brownfield capacity expansion: We are growing and improving the position of our assets through low risk, high-return projects that enhance our product mix, improve our energy efficiency and expand our North American capacity. We are evaluating potential nitrogen projects that include 700,000 tonnes of additional capacity at a fraction of the cost of a greenfield plant and the long-term potential for producing green ammonia.

Sustainability leader: We are reducing the carbon footprint of our nitrogen operations through energy efficiency, carbon capture and CO2 abatement initiatives. We are also expanding our portfolio of sustainable products including blue/low carbon ammonia, ESN and DEF.

2020 Performance

We set a historical record for manufactured nitrogen sales volumes of 11 million tonnes while achieving the best safety performance on record despite the lower global nitrogen demand in 2020.

We achieved record sales volumes in nitrogen in 2020, despite impacts that COVID-19 had on industrial demand. Optimization initiatives in our production network contributed to our ammonia operating rate increasing to 93 percent, while our ammonia controllable cash cost of product manufactured decreased by $2 per tonne.

We continued to advance on multi-year brownfield projects that are expected to increase total gross product capacity by approximately 1 million tonnes between 2018 and 2021 at a total estimated cost of $330 million. These projects also increase production efficiencies and reduce emissions throughout our network. The cost of these projects is significantly lower and quicker to bring online than greenfield economics.

Due to historically low global ammonia prices we curtailed production at our Trinidad facility in 2020, while maintaining flexibility to respond to improvement in market conditions.

Sales of our ESN and DEF products in 2020 grew by 8 percent and we captured approximately 1 million tonnes of CO2 equivalent.

34 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 MARKET CONDITIONS

Despite lower nitrogen demand for industrial use in 2020, we estimate fertilizer demand for agricultural use in 2020 was the strongest in several years, despite the COVID-19 pandemic.

Lower global energy prices in the first three quarters of 2020 reduced nitrogen production costs in many regions, particularly in Europe and China. This, combined with weaker industrial demand due to reduced industrial activity and the global economic decline, resulted in lower nitrogen prices, particularly for ammonia in the first half of 2020. However, later in 2020 and into early 2021 we have seen higher energy prices in key producing regions, an improved agricultural outlook, combined with recovering industrial demand all of which supported global nitrogen markets. Meanwhile, production curtailments and outages, particularly in Trinidad, further contributed to tightened ammonia supply and demand fundamentals.

Strong urea import demand in India, totaling 10.3 million tonnes in 2020, played an essential role in supporting world urea markets. Brazil also imported record volumes of urea in 2020 of 7.1 million tonnes. Chinese urea exports were limited throughout much of the year by strong domestic fertilizer demand and limited exportable surplus, but the pace increased later in the year in response to strong global demand, resulting in exports of 5.5 million tonnes in 2020.

MARKET OUTLOOK

The combination of higher energy prices, improved global industrial nitrogen demand, coupled with strong crop prices and robust fertilizer demand growth, should support the nitrogen market in 2021.

European gas and global liquified natural gas prices have increased and the forward gas price curve indicates a significantly higher seasonal bottom in 2021 than 2020, which should lift global nitrogen production costs, particularly in Europe. In China, natural gas supply shortages and increasing coal prices are also expected to increase costs compared to historically low levels in 2020.

In the US, higher plantings, a positive outlook for the spring application season and significantly lower offshore imports supported urea prices entering 2021. Despite the potential for increased domestic urea production, we believe India will maintain imports between 9 and 10 million tonnes in 2021. We expect that Chinese urea exports will decline in 2021 to between 3 and 5 million tonnes as domestic demand remains strong, supported by robust agricultural fundamentals and more stringent environmental regulations which are likely to reduce exportable supplies.

While we expect some urea projects to come online in the second half of 2021, recent history suggests that some projects are likely to be delayed. Given the slower pace of projects anticipated to come on stream after 2021, we expect demand growth will outpace capacity additions in the next few years.

We expect global energy prices to increase in 2021 relative to 2020 and for North American natural gas price discounts to widen relative to other markets.

2020	Nutrien Annual Report 35

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NITROGEN FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Manufactured product
Net sales
Ammonia	621	743	(16)	2,778	2,971	(6)	224	250	(10)
Urea	933	932	–	3,475	3,037	14	268	307	(13)
Solutions, nitrates and sulfates	668	706	(5)	4,713	4,262	11	142	166	(14)
	2,222	2,381	(7)	10,966	10,270	7	203	232	(13)
Cost of goods sold	1,804	1,749	3				165	170	(3)
Gross margin – manufactured	418	632	(34)				38	62	(39)
Gross margin – other [1]	57	68	(16)	Depreciation and amortization			55	52	6
Gross margin – total	475	700	(32)	Gross margin excluding depreciation and amortization – manufactured
Income [2]	(225)	(4)	n/m				93	114	(18)
EBIT	700	704	(1)	Ammonia controllable cash cost of product manufactured
Depreciation and amortization	599	535	12				43	45	(4)
EBITDA	1,299	1,239	5
Adjustments [2]	(219)	–	n/m
Adjusted EBITDA	1,080	1,239	(13)

1

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $518 million (2019 – $467 million) less cost of goods sold of $461 million (2019 – $399 million).

2	The adjustments consist primarily of the net gain on disposal of investment in MOPCO, which was recorded in other income. See Note 3 to the financial statements.

The most significant contributors to the changes in our Nitrogen financial performance were as follows:

2020 vs 2019
Sales volumes

Sales volumes increased in 2020 due to recent expansion projects and strong operating rates at our North American facilities. Ammonia sales volumes decreased slightly due to reduced industrial demand and a plant closure in Trinidad.

Net realized selling price	Our average selling price for nitrogen products decreased in 2020 due to lower global and North American benchmark prices.
Cost of goods sold per tonne

Costs were slightly lower in 2020 due to lower natural gas prices and lower fixed costs. This more than offset higher depreciation and amortization per tonne related to expansion and turnaround work completed in late 2019.

Income	Other income increased due to a gain of $250 million recognized from the $540 million sale of our equity-accounted investment in MOPCO and settlement of related legal claims.
Adjusted EBITDA	Adjusted EBITDA decreased in 2020 primarily due to lower net realized selling prices more than offsetting higher sales volumes and lower cash cost of goods sold per tonne.

NATURAL GAS PRICES IN COST OF PRODUCTION

(US dollars per MMBtu, except as otherwise noted)	2020	2019	% Change
Overall gas cost excluding realized derivative impact	2.31	2.47	(6)
Realized derivative impact	0.05	0.11	(55)
Overall gas cost	2.36	2.58	(9)
Average NYMEX	2.08	2.63	(21)
Average AECO	1.68	1.22	38

36 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 vs 2019
Overall gas cost	Gas prices in our cost of production decreased in 2020 as lower US and Trinidad gas prices and a lower realized derivative impact more than offset higher Canadian gas prices.

SELECTED NITROGEN MEASURES

	2020	2019
Sales volumes (tonnes - thousands)
Fertilizer	6,750	5,554
Industrial and feed	4,216	4,716
Net sales (millions of US dollars)
Fertilizer	1,467	1,466
Industrial and feed	755	915
Net selling price per tonne
Fertilizer	217	264
Industrial and feed	179	194

NITROGEN PRODUCTION

	Ammonia [1]			Urea [2]

		Production			Production
(million tonnes product)	Annual Capacity [3]	2020	2019	Annual Capacity [3]	2020	2019
Trinidad Nitrogen [4]	2.2	1.57	1.76	0.7	0.73	0.66
Redwater Nitrogen	0.9	0.85	0.76	0.7	0.75	0.60
Augusta Nitrogen	0.8	0.66	0.70	0.5	0.46	0.51
Lima Nitrogen	0.7	0.61	0.68	0.5	0.40	0.48
Geismar Nitrogen	0.5	0.55	0.54	0.4	0.35	0.33
Carseland Nitrogen	0.5	0.55	0.45	0.8	0.74	0.61
Fort Saskatchewan Nitrogen	0.5	0.48	0.48	0.4	0.44	0.45
Borger Nitrogen	0.5	0.40	0.37	0.6	0.53	0.46
Joffre Nitrogen	0.5	0.39	0.42	–	–	–
Total	7.1	6.06	6.16	4.6	4.40	4.10
Ammonia operating rate [5]		93	91

1	All figures are shown on a gross production basis.
2	Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3	Annual capacity estimates include allowances for normal operating plant conditions.
4	In 2020, we indefinitely closed one of our four ammonia plants in Trinidad in response to market conditions and lower global prices for ammonia.
5	Excludes Trinidad and Joffre.

2020	Nutrien Annual Report 37

PHOSPHATE

$232M PHOSPHATE ADJUSTED EBITDA	85% P2O5 OPERATING RATE

2.8MMT MANUFACTURED PRODUCT SALES VOLUMES

38 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

PHOSPHATE OPERATING ENVIRONMENT

Our Business We are the second largest phosphate producer in North America and sell approximately 3 million tonnes of finished product.

Nutrien has two integrated phosphate facilities in the US, both located near key fertilizer consuming markets and industrial customers.

Due to the high quality of our phosphate rock, we can produce a diverse mix of phosphate products,

including solid and liquid fertilizers, feed and industrial acids.

Competitive Landscape Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, and few with a progressive ethical and sustainability record.

Many factors impact the viability of developing a rock deposit for mining. These include the quality of the phosphate rock, government stability and subsidies, access to financing, environmental requirements and proximity to target markets. Given the concentration of deposits in North Africa and the Middle East, government stability is a major consideration when evaluating potential phosphate projects. Significant low-cost capacity has been commissioned over the past few years, including most notably in Morocco and Saudi Arabia. The ability of these countries and others to add low-cost capacity and operate under less stringent environmental regulation, is resulting in a long-term oversupply in the global market.

We compete with producers primarily from China, Morocco, Russia, Saudi Arabia and the US. To produce finished phosphate products (DAP, MAP), access to low-cost ammonia and sulfur is also an important consideration.

Our Strategy We are focused on optimizing our plant sites, driving our rock costs down further, and evaluating opportunities to increase production of higher-margin product.

We will leverage the quality and capabilities of our assets to produce and sell higher-margin industrial and specialty fertilizer. We will advance continuous improvement to enhance the reliability and safety of our assets while generating positive cash flows.

2020	Nutrien Annual Report 39

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 Performance In 2020 we lowered production costs per tonne and achieved record safety performance.

We achieved record safety results and lowered production costs per tonne partly attributed to eliminating the need for imported phosphate rock. We also entered into an agreement with Arkema Inc. to produce anhydrous hydrofluoric acid at our Aurora site, which is expected to provide a stable stream of earnings starting in 2022.

2020 MARKET CONDITIONS

Global phosphate prices benefited from improved agricultural fundamentals and strong import demand in key markets particularly in Brazil and India.

Brazil imported record volumes of MAP and DAP in 2020 amid favorable crop prices. India’s DAP imports were largely flat in 2020 compared to the previous year, but we believe DAP stocks in India ended the year at very low levels. The combination of strong demand in Brazil and India in the second half of 2020 tightened the global supply and demand balance, leading to a rebound from historically low prices. Meanwhile, a US countervailing duty petition against Moroccan and Russian phosphates in June 2020 further increased US domestic prices.

Chinese phosphate exports declined in 2020 as suppliers were largely focused on their domestic market due to better margins, low inventories and COVID-19 related production impediments. Although Morocco continued to increase dry phosphate exports throughout 2020, global supplies did not keep pace with the strong demand in the second half of the year.

MARKET OUTLOOK

We expect the phosphate market to remain firm in the near-term but with longer term uncertainty.

Raw material costs continue to increase, which has been supportive of phosphate prices and are expected to provide a higher floor in 2021. Global phosphate consumption is forecast to grow at approximately 1.5 percent, with demand growth projected for South Asia, North America and Latin America, partly offset by expected additional supplies from Morocco. However, we believe the ability of key low-cost global producers to continue to add capacity could limit the longevity of the recent recovery in prices in the medium term.

40 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

PHOSPHATE FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Manufactured product
Net sales
Fertilizer	671	790	(15)	2,048	2,130	(4)	328	371	(12)
Industrial and feed	404	426	(5)	733	759	(3)	552	561	(2)
	1,075	1,216	(12)	2,781	2,889	(4)	387	421	(8)
Cost of goods sold	1,044	1,218	(14)				376	422	(11)
Gross margin – manufactured	31	(2)	n/m				11	(1)	n/m
Gross margin – other [1]	5	(3)	n/m	Depreciation and amortization			78	82	(5)
Gross margin – total	36	(5)	n/m	Gross margin excluding depreciation and amortization – manufactured
Expenses	791	38	n/m				89	81	10
EBIT	(755)	(43)	n/m
Depreciation and amortization	218	237	(8)
EBITDA	(537)	194	n/m
Impairment of assets	769	–	n/m
Adjusted EBITDA	232	194	20

1	Includes other phosphate and purchased products and is comprised of net sales of $127 million (2019 – $152 million) less cost of goods sold of $122 million (2019 – $155 million).

The most significant contributors to the changes in our Phosphate financial performance were as follows:

2020 vs 2019
Sales volumes	Sales volumes decreased in 2020 from the conversion of the Redwater phosphate facility in the first half of 2019 to produce ammonium sulfate for our Nitrogen segment and from a lower operating rate.
Net realized selling price	Our average realized phosphate fertilizer prices decreased in 2020 consistent with lower global benchmark prices compared to 2019.
Cost of goods sold per tonne	Costs decreased in 2020 due to a change in estimate in the second quarter related to an asset retirement obligation, favorable non-cash inventory adjustments and lower raw material costs.
Impairment of assets

In 2020, we recorded non-cash impairments of assets relating to our property, plant and equipment at Aurora and White Springs of $545 million and $215 million, respectively, primarily due to lower long-term forecasted global phosphate prices. See the “Critical Accounting Estimates” section of this MD&A and Note 13 to the financial statements.

Adjusted EBITDA

Adjusted EBITDA increased in 2020 due to the impact of the change in estimates for our asset retirement obligation and favorable non-cash inventory adjustments more than offsetting lower net realized selling prices.

2020	Nutrien Annual Report 41

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

PHOSPHATE PRODUCTION

	Phosphate Rock			Phosphoric Acid (P2O5)			Liquid Products				Solid Fertilizer Products
		Production			Production				Production			Production
(million tonnes)	Annual Capacity	2020	2019	Annual Capacity	2020	2019	Annual Capacity		2020	2019	Annual Capacity	2020	2019
Aurora Phosphate	5.4	3.94	4.38	1.2	0.98	1.02	2.7	[1]	1.99	2.01	0.8	0.83	0.85
White Springs Phosphate	2.0	1.81	1.61	0.5	0.46	0.49	0.7	[2]	0.43	0.50	0.8	0.35	0.24
Total producing locations	7.40	5.75	5.99	1.70	1.44	1.51	3.40		2.42	2.51	1.60	1.18	1.09
Redwater Phosphate [3]	–	–	–	–	–	0.10	–		–	–	–	–	0.21
Total	7.40	5.75	5.99	1.70	1.44	1.61
P2O5 operating rate					85	89

1

A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom mix liquid fertilizer. Capacity comprised 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

2

Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom mix liquid fertilizer.

3	Phosphate operations at Redwater ceased in May 2019 and that facility is now used to produce ammonium sulfate for our Nitrogen operations.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3, respectively. Production in 2020 was 0.31 and 0.20, respectively, and 2019 production was 0.30 and 0.21, respectively.

42 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CORPORATE AND OTHERS FINANCIAL PERFORMANCE

“Corporate and Others” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Eliminations of sales between operating segments in 2020 were $1,115 million (2019 – $1,060 million) with gross margin recovery of $21 million (2019 – $5 million). Eliminations are not part of the Corporate and Others segment.

(millions of US dollars, except as otherwise noted)	2020	2019	% Change
Sales [1]	82	133	(38)
Cost of goods sold	74	133	(44)
Gross margin	8	–	n/m
Selling expenses	(24)	(18)	33
General and administrative expenses	269	264	2
Provincial mining and other taxes	2	2	–
Share-based compensation expense	69	104	(34)
Impairment of assets	5	120	(96)

Other expenses	228	171	33
EBIT	(541)	(643)	(16)

Depreciation and amortization	52	42	24
EBITDA	(489)	(601)	(19)
Adjustments [2]	203	364	(44)
Adjusted EBITDA	(286)	(237)	21

1	Primarily relates to our non-core Canadian business that was sold in 2020.
2	See Note 3 to the financial statements.

The most significant contributors to the changes in our Corporate and Others financial performance were as follows:

2020 vs 2019
Share-based compensation expense	Share-based compensation expense was lower in 2020 due to lower payout amounts and lower share-based award fair values.
Impairment of assets	In 2019, there were certain individually insignificant impairments of intangible assets and property, plant and equipment related primarily to changes to our future plans for those assets.
Other expenses

Increase in expense is due to COVID-19 related expenses, higher acquisition and integration related expenses and higher project costs related to our Retail enterprise resource planning system as part of our digital transformation in 2020. These were partially offset by Merger and related costs incurred in 2019 with no comparative in 2020.

COVID-19 expenses are directly attributable and incremental to the pandemic and primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs and costs related to construction delays from access limitations and other government restrictions.

2020	Nutrien Annual Report 43

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FINANCE COSTS, INCOME TAX (RECOVERY) EXPENSE AND OTHER COMPREHENSIVE INCOME

(millions of US dollars, except as otherwise noted)	2020	2019	% Change
Finance costs	520	554	(6)
Income tax (recovery) expense	(77)	316	n/m

Other comprehensive income	194	36	439

The most significant contributors to the changes in our finance costs, income tax expense and other comprehensive income were as follows:

	2020 vs 2019
Finance costs	Finance costs decreased slightly as lower interest rates more than offset higher finance costs incurred as we managed our immediate liquidity position during the initial months of the COVID-19 pandemic.
	Weighted Average Debt Balances and Rates (millions of US dollars, except as otherwise noted)
		2020	2019
	Short-term balance [1]	2,329	1,324
	Short-term rate (%) [1]	1.7	4.5
	Long-term balance (excluding lease obligations)	9,282	8,534
	Long-term rate (excluding lease obligations) (%)	4.5	4.7
	Lease obligations balance	1,089	1,024
	Lease obligations rate (%)	3.1	3.4
	1 North American weighted average short-term debt balances were $2,092 million (2019 – $1,063 million) and rates were 1.4 percent (2019 – 2.4 percent).
Income tax (recovery) expense	There was an income tax recovery in 2020 compared to an expense in 2019 primarily due to significantly lower earnings and discrete tax adjustments in 2020. The discrete tax adjustments in 2020 were primarily related to recoveries of prior year taxes due to US legislative changes. The change in effective tax rate is a result of a change in the proportionate earnings (loss) between jurisdictions.
	Effective Tax Rates and Discrete Items (millions of US dollars, except as otherwise noted)
		2020	2019
	Actual effective tax rate on earnings (%)	3	24
	Actual effective tax rate including discrete items (%)	(20)	24
	Discrete tax adjustments that impacted the rate	(80)	2

Other comprehensive income	Other comprehensive income increased primarily due to a higher gain on translation of our Retail operations in Australia as the Australian dollar strengthened relative to the US dollar. There was also an increase in the net actuarial gain on our defined benefit pension plans.

44 Nutrien Annual Report	2020

FINANCIAL OVERVIEW

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FINANCIAL HIGHLIGHTS

(millions of US dollars, except as otherwise noted)	2020	2019	2018
Sales [1]	20,908	20,084	19,636
Net earnings (loss) from continuing operations	459	992	(31)
Basic net earnings (loss) per share from continuing operations	0.81	1.70	(0.05)
Diluted net earnings (loss) per share from continuing operations	0.81	1.70	(0.05)
Net earnings	459	992	3,573
Basic net earnings per share	0.81	1.70	5.72
Diluted net earnings per share	0.81	1.70	5.72
Total assets	47,192	46,799	45,502
Total non-current financial liabilities	10,947	9,431	7,616
Dividends declared per share	1.80	1.33	2.06

1	Certain immaterial figures have been reclassified for the year ended December 31, 2019.

	2020 vs 2019	2019 vs 2018
Sales

Sales increased as higher Retail sales from acquisitions and strong organic growth coupled with higher potash and nitrogen sales volumes, more than offset the impact of lower crop nutrient selling prices.

Sales increased primarily due to Retail acquisitions and higher potash realized prices, driven by higher global benchmark pricing in the first half of 2019, more than offsetting lower potash and nitrogen volumes.

Net earnings and earnings per share from continuing operations

Net earnings and earnings per share decreased compared to 2019 due to a non-cash impairment of our Phosphate property, plant and equipment at Aurora and White Springs and lower manufactured product margins from lower crop nutrient selling prices more than offsetting a net gain from disposal of our investment in MOPCO.

We had earnings from continuing operations in 2019 compared to a loss from continuing operations in 2018, which was impacted by a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million.

The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.

Net earnings and earnings per share

Net earnings and earnings per share were lower than 2018 primarily due to the 2018 gain on sale of our equity investments presented as discontinued operations offset by the 2018 non-cash impairment of property, plant and equipment in the Potash segment.

The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.

Assets and non-current financial liabilities

Assets increased slightly from 2019. Recent acquisitions and higher cash and cash equivalents offset the non-cash impairment of assets and disposal of our investment in MOPCO in 2020.

Non-current financial liabilities increased due to higher long-term debt from the issuance of new notes.

Assets increased primarily due to Retail acquisitions and the addition of right-of-use assets from the adoption of IFRS 16, “Leases”, partially offset by a decrease in cash and cash equivalents.

Non-current financial liabilities increased primarily due to additional lease liabilities recognized upon the adoption of IFRS 16, “Leases”, Retail acquisitions and the issuance of notes, partially offset by the repayment of notes.

46 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FINANCIAL CONDITION REVIEW

BALANCE SHEET ANALYSIS

The most significant contributors to the changes in our balance sheet are analyzed below.

Assets	Liabilities

For information regarding changes in cash and cash equivalents, refer to the “Sources and Uses of Cash” section and the consolidated statements of cash flows in our financial statements.

Property, plant and equipment decreased due to non-cash impairments recorded in 2020 primarily related to the phosphate-related assets.

Goodwill increased as a result of additional goodwill from the recent Retail acquisitions, primarily in Brazil.

Investments decreased as we sold our equity-accounted investment in MOPCO.

Other assets increased due to additional long-term income tax receivables recognized related to the US legislative changes (CARES Act) and higher accrued pension benefit assets from changes in actuarial assumptions.

Short-term debt decreased as we continue to manage our working capital needs.

Long-term debt (including current portion) increased due to the addition of $1.5 billion in notes issued in May 2020 exceeding the repayment of $500 million in notes that matured earlier in 2020.

Payables and accrued charges increased due to a shift in timing of vendor payments and additional vendor prepayment arrangements, whereby we made financial commitments to vendors to prepay for inventory in return for product discounts.

Shareholders’ Equity
Retained earnings decreased due to dividends declared exceeding net earnings.

We do not hold material cash and cash equivalents in currencies other than the US dollar and Canadian dollar. We held approximately $200 million US dollar equivalent in Australia and South America. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resources needs in North America.

2020	Nutrien Annual Report 47

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF LIQUIDITY

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2020 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity.

	Primary Uses of Liquidity	Primary Sources of Liquidity

•  operational expenses and prepayments

•  seasonal working capital requirements

•  sustaining and investing capital

•  business acquisitions

•  dividends and share repurchases

•  principal payments of debt securities

• cash from operations (including customer prepayments) • commercial paper issuances • increase of credit facility limits and drawdowns • debt capital markets

2020 Key Sources and Uses Included:

•  Invested to sustain and grow our safe, reliable and cost-efficient operations. Sustaining capital expenditures were $919 million. Investing capital expenditures were $511 million.

•  Returned cash to our shareholders through dividends and share repurchases (see Note 23 to the financial statements). Dividends paid were $1,030 million and share repurchases were $160 million.

•  Repaid at maturity $500 million of 4.875 percent notes. See Note 18 to the financial statements.

•  Repaid a net $650 million in commercial paper and had none issued as at December 31, 2020.

•  Issued $1.5 billion of notes on May 13, 2020. See Note 18 to the financial statements.

•  Established $1.5 billion of new committed revolving credit facilities in March and April 2020, in response to the market uncertainty caused by the COVID-19 pandemic. We closed these credit facilities after the issuance of the new notes, as described above. In 2020, we drew down from and later repaid $3.5 billion of our revolving credit facilities to provide additional liquidity in the volatile market caused by the COVID-19 pandemic. We continue to monitor our liquidity position.

•  Received $540 million on disposal of our investment in MOPCO and settlement of related legal claims.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for the foreseeable future. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

48 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

SOURCES AND USES OF CASH

Our cash flows from operating, investing and financing activities are summarized in the following table:

(millions of US dollars, except as otherwise noted)	2020	2019	% Change
Cash provided by operating activities	3,323	3,665	(9)
Cash used in investing activities	(1,204)	(2,798)	(57)
Cash used in financing activities	(1,339)	(2,479)	(46)
Effect of exchange rate changes on cash and cash equivalents	3	(31)	n/m

Increase (decrease) in cash and cash equivalents	783	(1,643)	n/m

Cash and cash equivalents increased by $783 million in 2020 compared to a decrease of $1,643 million in 2019, due to:

•	proceeds of $540 million from the disposal of our investment in MOPCO and settlement of related legal claims,

•	a decrease of $1.8 billion in share repurchases compared to the same period in 2019,

•	a decrease of approximately $1 billion in Retail acquisitions and capital expenditures as we deferred or reduced capital projects mainly due to lower crop nutrient prices and COVID-19 precautions, and

•	a decrease of approximately $500 million in long–term debt repayments compared to the same period in 2019.

The above factors were partially offset by:

•	lower cash from our operating activities as a result of lower crop nutrient prices compared to 2019, and

•	an increase of $1.1 billion in short-term net debt repayments compared to the same period in 2019 as a lower level of short-term debt was required in 2020 due to improved working capital.

2020	Nutrien Annual Report 49

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CASH REQUIREMENTS

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2020. The information presented in the table below does not include planned (but not legally committed) cash requirements. Planned or anticipated cash requirements that are not fully included in the table below include annual outflows for sustaining capital, investing capital, share repurchases, dividends and acquisitions. For information on income taxes and pension and other post retirement benefit funding, refer to Note 8 and Note 21, respectively, to the financial statements. Future cash requirements are subject to changes in regulations, actuarial assumptions, and our expected operating results.

On February 17, 2021, our Board approved a share repurchase program of up to a maximum of 28,468,448 or 5 percent of our outstanding common shares for cancellation. Subject to acceptance by the Toronto Stock Exchange, the 2021 share repurchase program will commence on March 1, 2021, and will expire on the earlier of February 28, 2022, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

		Payments Due by Period
(millions of US dollars) at December 31, 2020	Financial Statement Note Reference	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt	Note 18, 26	9,742	14	1,543	1,809	6,376
Estimated interest payments on long- term debt	Note 26	6,053	420	835	689	4,109
Lease liabilities	Note 19, 26	1,145	259	371	208	307
Estimated interest payments on lease liabilities	Note 26	160	22	37	25	76
Purchase commitments	Note 26	2,239	1,268	757	72	142
Capital commitments	Note 26	110	87	16	6	1
Other commitments	Note 26	430	132	118	53	127
Derivatives	Note 10	48	39	9	–	–
Asset retirement obligations and accrued environmental costs [1]	Note 22	2,788	124	225	145	2,294

Total		22,715	2,365	3,911	3,007	13,432

1	Commitments reflect the estimated cash outflows for these obligations. See Note 22 to the financial statements for details.

50 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CAPITAL STRUCTURE AND MANAGEMENT

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

PRINCIPAL DEBT INSTRUMENTS

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We have the following short-term debt instruments available:

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit as at December 31, 2020	2020	2019
Credit facilities
Unsecured revolving term credit facility [1]	Nil	4,500	–	–
Uncommitted revolving demand facility	Nil	500	–	–
Other credit facilities [2]	0.8 – 36.0	740	159	326
Commercial paper	Nil		–	650
Total			159	976

1	Matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.
2

Credit facilities are unsecured and consist of South American facilities with debt of $109 million (2019 – $149 million) and interest rates ranging from 1.7 percent to 36.0 percent, Australian facilities with debt of $19 million (2019 – $157 million) and an interest rate of 0.8 percent, and other facilities with debt of $31 million (2019 – $20 million) and an interest rate of 1.0 percent.

Our long-term debt consists primarily of notes and debentures with the following maturities and interest rates:

2020	Nutrien Annual Report 51

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

We also have lease obligations totaling $1,140 million (including current portion) with a weighted average effective interest rate of 2.9 percent as at December 31, 2020.

Following the decision by global regulators to replace Interbank Offered Rates (“IBORs”) with alternative nearly risk-free rates (“RFRs”), in August 2020 the International Accounting Standards Board completed Phase 2 of the Interest Rate Benchmark Reform. We are in the process of identifying and updating existing contracts extending past 2021 that reference IBORs, and we expect no material impact to our financial statements as a result of the transition.

DEBT COVENANTS

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2020.

The accompanying table summarizes the limit and result of our key financial covenant.

At December 31	Limit	2020
Debt to capital ratio [1]	0.65:1.00	0.34:1.00

1	Refer to Note 24 to the financial statements for the detailed calculation.

CREDIT RATINGS

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt Rating (Outlook)		Short-Term Debt Rating

As at December 31,	2020	2019	2020	2019
Moody’s	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (stable)	BBB (stable)	A-2	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

OUTSTANDING SHARE DATA

February 18, 2021
Common shares	569,790,353
Options to purchase common shares	10,295,789

For more information on our capital structure and management, see Note 24 to the financial statements.	For more information on our short-term debt and long-term debt, see Note 17 and Note 18 to the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

Principal off-balance sheet activities primarily include:

•	Agreement to reimburse losses of Canpotex (see Note 29 to the financial statements).

•	Issuance of guarantee contracts (see Note 22 and Note 27 to the financial statements).

•	Agency arrangement with a financial institution in relation to certain customer loans (see Note 11 to the financial statements).

•	Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value (see Note 10 to the financial statements).

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements.

52 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

OTHER FINANCIAL INFORMATION

Related Party Transactions

Our most significant related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve. Refer to Note 28 to the financial statements for information on our related party transactions.

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 10 to the financial statements for information on our financial instruments, including the risks and risk management associated with such instruments.

Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Financial Statement Reference [1]	Critical Accounting Estimate Description
Note 13 and Note 30

Long-lived asset impairment

In 2020, we identified an impairment indicator in our Phosphate cash-generating units (“CGUs”) due to lower long-term forecasted global phosphate prices, and recorded impairments to our property, plant and equipment at Aurora and White Springs of $545 million and $215 million, respectively.

The recoverable amount of Aurora was determined using a fair value less costs of disposal (“FVLCD”) methodology based on after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life) discounted at a post-tax rate of 10.5%. The recoverable amount of White Springs was determined using a value in use methodology assuming an end of mine life in 2029 and a post-tax discount rate of 12.0%. The recoverable amounts of Aurora and White Springs are most sensitive to the following key assumptions: our internal sales price forecasts, which consider projections from an independent third-party data source, discount rates and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, mineral reserve technical reports, as well as industry and market trends.

The following table highlights sensitivities to the recoverable amount, which could result in additional impairment losses or reversals of previously recorded losses. The sensitivities have been calculated independently of changes in other key variables.

Aurora
	Key Assumptions	Change in Assumption	Change in Recoverable Amount (millions of US dollars)
	Net selling price	±$10 per tonne	±150
	Discount rate	±1.0 percentage point	±120

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable amount.

In 2020, we performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying amount of the Trinidad CGU to its recoverable amount determined on a FVLCD methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable amount to be equal to the carrying amount:

	Key Assumptions	Change Required for Carrying Amount to Equal Recoverable Amount
	Net selling price (5-year average)	4 percent decrease
	Production volumes (5-year average)	5 percent decrease
	Discount rate (post-tax)	0.9 percentage point increase

2020	Nutrien Annual Report 53

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Financial Statement Reference [1]	Critical Accounting Estimate Description

Note 14 and Note 30

Goodwill impairment

Operating segments other than Phosphate have goodwill allocated to them that must be assessed for impairment when events or circumstances indicate there could be an impairment, or at least annually. Based on our assumptions at the time of our goodwill impairment testing, the excess of the recoverable amount of each of our CGUs or groups of CGUs containing goodwill was in excess of their carrying amounts. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment.

	The excess of the recoverable amount of the Retail – North America group of CGUs over the carrying amount is $1.7 billion, which is 13 percent. The sensitivity of Retail – North America’s recoverable amount to changes in key assumptions is as follows:

	Key Assumptions	Percentage Point Change	Change in Recoverable Amount (millions of US dollars)
	Discount rate	+0.1	(270)
		-0.1	280

	Terminal growth rate	+0.1	240
		-0.1	(230)

	Forecasted EBITDA	+5.0	900
	over forecast period	-5.0	(900)

Note 25

Business combinations – measurement of assets acquired and liabilities assumed

Significant judgment for our business combinations included identifying assets acquired and liabilities assumed, and estimation of their fair values. To determine fair values, we used quoted market prices or widely accepted valuation techniques. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. In 2020, all of the business combinations were in the Retail segment.

Note 8 and Note 29

Income taxes – measurement

Significant estimates for the measurement of our income taxes include assessing the probability and measurement of our uncertain tax provisions related to complex global tax regulations, estimating forecasted taxable income and the timing of reversal of temporary differences, and assessing the probability of future taxable income used to recognize deferred tax assets. Although we believe our assumptions and estimates are reasonable, our tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretation of tax laws and prior experience, actual results could differ. Changes in the income tax legislations, regulations and interpretations may result in a material impact to our financial statements.

Income taxes are recorded in our Corporate and Others segment.

Note 22

Asset retirement obligations (“AROs”) and accrued environmental costs (“ERLs”) – measurement

The Potash and Phosphate segments have these liabilities (which have a high degree of estimation uncertainty for future costs and estimated timelines) associated with their mining operations while the Corporate and Others segment has AROs and ERLs associated with non-operational mines. For the Nitrogen segment, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements which can extend the useful lives of our facilities indefinitely.

1	Included in the notes are a description of the estimate and the methodology for calculating (when applicable) key areas of judgment related to the estimate and changes to the estimate (if any).

54 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

QUARTERLY RESULTS

	2020				2019
(millions of US dollars, except as otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales [1]	4,052	4,227	8,431	4,198	3,462	4,185	8,704	3,733
Net earnings (loss)	316	(587)	765	(35)	(48)	141	858	41
Adjusted EBITDA	768	670	1,721	508	664	787	1,870	704
Net earnings per share (“EPS”)
Basic	0.55	(1.03)	1.34	(0.06)	(0.08)	0.25	1.48	0.07
Diluted	0.55	(1.03)	1.34	(0.06)	(0.08)	0.24	1.47	0.07

1	Certain immaterial figures have been reclassified in each quarter of 2019 and in the first three quarters of 2020.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Since the fourth quarter of 2019, Potash earnings have been impacted by lower net realized selling prices caused by a temporary slowdown in global demand. In the third quarter of 2020, earnings were impacted by non-cash impairments of property, plant and equipment primarily in the Phosphate segment as a result of lower forecasted global phosphate prices. Earnings were impacted by a net gain from disposal of our MOPCO investment and settlement of related legal claims in the fourth quarter of 2020.

Fourth Quarter Financial Performance

(millions of US dollars, unless otherwise noted)	Sales			Gross Margin
Three months ended December 31	2020	2019	% Change	2020	2019	% Change
Retail
Crop nutrients	1,108	907	22	236	186	27
Crop protection products	828	635	30	343	281	22
Seed	152	99	54	58	60	(3)
Merchandise	240	211	14	41	44	(7)
Nutrien Financial	37	–	n/m	37	–	n/m
Services and other [1]	290	339	(14)	207	185	12
Nutrien Financial elimination [2]	(37)	–	n/m	(37)	–	n/m
Total	2,618	2,191	19	885	756	17

1	Certain immaterial figures have been reclassified for the three months ended December 31, 2019.
2	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

(US dollars, unless otherwise noted)	Manufactured Product Sales Tonnes (thousands)			Manufactured Product Average Net Price per MT
Three months ended December 31	2020	2019	% Change	2020	2019	% Change
Potash
North America	1,041	651	60	192	226	(15)
Offshore	1,613	1,234	31	156	164	(5)
Sales	2,654	1,885	41	170	186	(9)
Cost of goods sold				116	112	4
Gross margin				54	74	(27)
Nitrogen
Ammonia	730	571	28	216	245	(12)
Urea	853	695	23	270	278	(3)
Solutions, nitrates and sulfates	1,262	1,096	15	133	152	(13)
Sales	2,845	2,362	20	195	212	(8)
Cost of goods sold				162	171	(5)
Gross margin				33	41	(20)
Phosphate
Fertilizer	466	466	–	387	334	16
Industrial and feed	182	181	1	551	581	(5)
Sales	648	647	–	433	403	7
Cost of goods sold				410	395	4
Gross margin				23	8	188

2020	Nutrien Annual Report 55

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Highlights of our 2020 fourth quarter compared to the 2019 fourth quarter results were as follows:

Q4 2020 vs Q4 2019

Retail

Gross margin increased due to higher sales from recent acquisitions in Brazil and improved weather conditions in the US and Australia. Selling expenses increased due to the acquisitions and higher sales activity, but decreased as a percentage of sales.

Potash

Gross margin increased from higher sales volumes due to strong domestic and offshore demand supported by improved crop prices, increased planted acreage in the US and strong fall application in North America in anticipation of higher planting in 2021. This was partially offset by decreased net realized selling prices due to lower year-over-year global benchmark prices as well as increased cost of goods sold per tonne as a result of higher depreciation and amortization related to production mix and the timing of maintenance projects relative to the fourth quarter of 2019. Cost of goods sold per tonne was positively impacted by higher production levels and production efficiencies.

Nitrogen

Gross margin increased from higher sales volumes across all product lines due to favorable weather conditions in North America supporting a strong application season and from a lower cost of goods sold per tonne resulting from lower depreciation and amortization per tonne which offset an increase in natural gas costs. These factors were partially offset by a lower net realized selling price, which was consistent with lower global and North American benchmark prices. Other income increased due to a gain on disposal of our MOPCO investment and settlement of related legal claims in the fourth quarter of 2020.

Phosphate

Gross margin increased due to a higher realized fertilizer selling price from a recovery in global benchmark prices which was partially offset by lower industrial and feed prices and was impacted by timing lags to benchmark prices. This was partially offset by an increase in cost of goods sold per tonne resulting from higher input costs and lower production volumes, which more than offset lower depreciation and amortization following the non-cash impairment in the third quarter of 2020.

Other fourth quarter financial highlights

Impairment of assets decreased from $87 million to $1 million primarily due to certain impairments of various intangible assets and property, plant and equipment recorded in the fourth quarter of 2019 with no similar impairments in the fourth quarter of 2020.

Share-based compensation expense increased from $9 million to $60 million primarily due to an increase in share price in the fourth quarter of 2020 compared to a decrease in the fourth quarter of 2019.

An income tax recovery was recorded in the fourth quarter of 2020 as the $250 million net gain on disposal of our investment in MOPCO did not increase income tax expense due to available capital losses. We also had discrete tax adjustments primarily related to recoveries of prior year taxes due to US legislative changes. An income tax recovery was recorded in the fourth quarter of 2019 due to a loss before income taxes. The change in the actual effective tax rate on earnings is a result of a change in the proportionate earnings (loss) between jurisdictions.

We had higher cash flows in the fourth quarter of 2020 compared to the same period in 2019 from proceeds from disposal of investment in MOPCO and higher cash from operations from higher Retail sales and working capital improvements.

56 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2021 GUIDANCE

	2021 Guidance Ranges [1]
(billions of US dollars except as otherwise noted)	Low	High
Adjusted net earnings per share (“Adjusted EPS”) [2]	2.05	2.75
Adjusted EBITDA	4.0	4.5
Retail adjusted EBITDA	1.5	1.6
Potash adjusted EBITDA	1.4	1.6
Nitrogen adjusted EBITDA	1.1	1.3
Phosphate adjusted EBITDA (millions)	250	350
Potash sales tonnes (millions) [3]	12.5	13.0
Nitrogen sales tonnes (millions) [3]	10.9	11.4
Depreciation and amortization	1.9	2.0
Effective tax rate on adjusted earnings (%)	22	24
Sustaining capital expenditures	1.1	1.2

1	See the “Forward-Looking Statements” section.
2	Assumes 570 million shares outstanding for all EPS guidance and sensitivities.
3	Manufactured product only. Nitrogen sales tonnes excludes ESN® and Rainbow products.

ASSUMPTIONS

2021 Average Canadian to US dollar exchange rate	1.29
2021 NYMEX natural gas (US dollars per MMBtu)	2.80

2021 SENSITIVITIES

PRICE AND VOLUME SENSITIVITIES
		Effect on
(millions of US dollars, except EPS amounts)		Adjusted EPS		Adjusted EBITDA
Price	Potash changes by $25/tonne	±	0.35	±	260
	Ammonia changes by $25/tonne	±	0.06	±	47
	Urea changes by $25/tonne	±	0.11	±	82
Volume	Potash changes by 100,000 tonnes	±	0.01	±	11
	Nitrogen changes by 50,000 N tonnes	±	0.01	±	7
Retail	Crop nutrients changes by 1% [1]	±	0.07	±	55
	Crop protection changes by 1% [1]	±	0.07	±	54

	Seed changes by 1% [1]	±	0.03	±	20
1 Gross margin as a percentage of sales.

INPUT COST SENSITIVITIES
		Effect on
(millions of US dollars, except EPS amounts)		Adjusted EPS		Adjusted EBITDA
NYMEX natural gas price changes by $1/MMBTu	(impact on Nitrogen)
		±	0.21	±	155
Canadian to US dollar changes by $0.02		±	0.02	±	14

2020	Nutrien Annual Report 57

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

ENTERPRISE RISK MANAGEMENT

Nutrien integrates risk management into our strategic and business activities to facilitate informed risk taking. We focus on identifying and managing risks that are critical to achieving our strategic objectives.

Risk Governance

Risk management is governed by our Board and Board committees, who oversee our Executive Leadership Team in understanding the principal risks to our business and strategy. Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategy. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the risks that could have an impact on our ability to deliver our strategy.

COVID-19 Update

We are continually assessing and responding to the effects of the COVID-19 pandemic on our employees, customers. and suppliers, and evaluating governmental and other public health authority actions being taken to curtail its spread. Our operations have been designated as part of critical infrastructure and as essential businesses (or equivalents) in our core markets, allowing us to continue to operate. We have implemented COVID-19 safety protocols across our operations to help protect and support our employees, customers and suppliers. We have also successfully shifted virtually all of our corporate staff to a work-from-home program. Our crisis management team and leadership continue to monitor the COVID-19 situation and adjust plans accordingly. While COVID-19 has had limited impact on our reported results to date, future impacts will depend on future developments, which cannot currently be predicted and may negatively impact our business, results of operations, financial condition or liquidity.

Key Risks

We characterize a Key Risk as a risk or combination of risks that could threaten the achievement of our vision and ability to deliver on our strategy. We evaluate and develop responses for those risks that could have a significant safety and health, environmental, financial or reputational impact. In addition to COVID-19, we consider the following to be Key Risks at this time. For a more detailed discussion of all our risks, including COVID-19, refer to Nutrien’s 2020 Annual Information Form.

1	Agriculture Changes and Trends	Associated Key Priorities

Description

The following factors, in addition to other factors, could impact our strategy, demand for our products and/or financial performance: farm and industry consolidation; shifting grower demographics; agriculture productivity and development including soil health; climate change; water management; changes in consumer food preferences; governments and climate-related initiatives; and technological innovation and digital business models.

Risk Management Approach

Our integrated business platform and diversified earnings portfolio are designed to respond and adapt to changes in agriculture. Nutrien also provides a diverse portfolio of expertise, products, services and digital analytics that support growers to produce higher yields in a sustainable manner. We recently launched our plan to create the agricultural industry’s most comprehensive Carbon Program, designed to provide end-to-end support for growers to drive improved sustainability and boost profitability. Our digital tools also allow growers to track their sustainability outcomes, providing transparency to value-chain partners. Our teams have strong industry knowledge and direct customer relationships across the value chain, providing unique insights on trends and developments in the agriculture industry.

See pages 11 & 14 of this report for information on Nutrien’s Strategy and our Carbon Program.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

58 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

2	Shifting Market Fundamentals	Associated Key Priorities

Description

Changes in global macroeconomic conditions – including trade tariffs and/or other trade restrictions, increased price competition or a significant change in agriculture production or consumption trends – could lead to a low crop price environment and reduced demand for our products or increased prices or decreased availability of raw materials used in making our products.

Risk Management Approach

Our diversified business model and portfolio of agricultural products, services and solutions, combined with our global presence, is designed to enable us to respond to changing economic conditions.

We have a favorable cost-to-service position and the flexibility to make operational changes across our portfolio in order to minimize the impact of changing market dynamics. We also engage in market development, education, training and customer relations initiatives that support growth.

3	Changing Regulations	Associated Key Priorities

Description

Changing laws, regulations and government policies – including those relating to health and safety, taxes and royalties, environmental and climate change, including regulation of GHG emissions – could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw material, energy, transportation or compliance, or require us to make capital improvements to our operations – all of which could impact our financial performance or reputation.

Risk Management Approach

We have a Government & Industry Affairs Team and an active engagement strategy with governments and regulators that keeps us current on regulatory developments affecting our business, allowing us to anticipate new policies and put the Company in the best position for success while leveraging our industry association allies. We have a sustainability strategy, an active Issues Management Team and are in the process of developing a climate action plan to assist in managing the impact of potential regulatory changes.

4	Cybersecurity Threats	Associated Key Priorities

Description

Cyberattacks or breaches of our systems, including our Retail digital platform, or exposure to potential computer viruses, could lead to disruptions to our operations, loss of data, or the unintended disclosure of confidential information and/or personally identifiable information or property damage. Any of these could result in business disruptions, reputational damage, personal injury, or third-party claims, impacting our operations, financial performance or reputation.

Risk Management Approach

We maintain an enhanced focus on cybersecurity in conjunction with our cybersecurity strategy, policy and framework. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

2020	Nutrien Annual Report 59

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

5	Political, Economic and Social Instability	Associated Key Priorities

Description

Political, economic and social instability may affect our business including, for instance, if any of the jurisdictions in which we operate introduce restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases. Instability in political or regulatory regimes could also affect our ability to do business and could impact our sales and operating results, our reputation or the value of our assets.

Risk Management Approach

We have a Government & Industry Affairs Team and an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate. We assess capital investments and project decisions against political, country and other related risk factors. Dedicated teams regularly monitor developments and global trends that may impact us.

6	Stakeholder Support	Associated Key Priorities

Description

Our stakeholders may not support our business plans, structure, strategy or core sustainability such as ESG initiatives and climate targets, and social responsibilities. Loss of stakeholder confidence impairs our ability to execute our business plans, negatively impacts our ability to produce or sell our products, and may lead to reputational and financial losses or shareholder action.

Risk Management Approach

We have an Issues Management Team that continuously monitors stakeholder issues and that regularly engages with our stakeholders to identify and address their concerns and communicate the long-term value opportunities associated with our business plans. We recently launched our plan to create the agricultural industry’s most comprehensive Carbon Program and have a sustainability strategy that is structured to support what matters most to our stakeholders. We also are in the process of developing our climate action plan.

 See page 13 of this report for information on our ESG strategy.

7	Talent and Organizational Culture	Associated Key Priorities

Description

An inability to attract, develop, engage or retain skilled employees, or establish the right organizational culture, could impact productivity, reliability, safety performance, costs, customer relationships, and/or our reputation.

Risk Management Approach

We have a proactive in-house Talent Attraction and Sourcing Team that focuses on efficiently building a diverse and talented workforce with the current and future skills we need. We are committed to the career development of our employees and building a culture grounded in our organizational purpose and the values of safety and integrity. Our active listening strategy keeps a pulse on employee experience and engagement and our inclusive culture. Our talent succession process focuses on identifying and managing critical roles and the proactive build of internal and external bench strength with an eye to diversity. Our incentive programs are competitive and performance-based and support our purpose-driven culture.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

60 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

8	Retail Business Model	Associated Key Priorities

Description

Digital innovations, increased research and development activity, and new technologies in the agriculture industry, among other factors, could alter the competitive environment, impacting our Retail operations and financial performance.

Refer to Nutrien’s 2020 Annual Information Form for risk factors related to the implementation of our new enterprise resource planning system.

Risk Management Approach

Our full-service offering, continued investment in

technology, and integrated digital platform position our Retail business as a leader in agricultural solutions for growers. We are actively involved in the ag technology innovation space through external investments and partnerships. We seek to maintain strong relationships with industry partners, positioning Nutrien Ag Solutions as a key part of the ag value chain for both suppliers and growers.

Our dedicated in-house product innovation teams continue to invest in enhancing our digital platform and e-commerce capabilities through focused research and development and acquisitions.

9	Capital Redeployment	Associated Key Priorities

Description

Our inability to deploy capital to efficiently achieve sustained growth or to effectively execute on opportunities – whether due to market conditions, lack of options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation or access to capital.

Risk Management Approach

We are focused on creating long-term value and our capital allocation policy prioritizes sustaining our assets, preserving the strength and resiliency of our balance sheet, supporting a sustainable dividend, and applying a rigorous compete-for-capital re-investment strategy to maximize shareholder value.

 See page 18 of this report for our Capital Allocation Policy.

10	Safety, Health & Environment	Associated Key Priorities

Description

Our operations are subject to safety, health and environmental risks inherent in the mining, manufacturing, transportation, storage and distribution of our products. These factors could result in injuries or fatalities, or impact the biodiversity, water resources or related ecosystems near our operations, impacting our operations, financial performance or reputation.

Risk Management Approach

We have robust governance processes that ensure we follow all regulatory, industry and internal standards of safety, health and environmental responsibility that involve independent audits and assessments. We have structured incident prevention and response systems in place, conduct regular security vulnerability assessments and maintain protocols for employees working and traveling abroad. We have developed crisis communication protocols and emergency response programs and personnel can be deployed in the event of a significant incident.

We maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

2020	Nutrien Annual Report 61

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2020, Nutrien Ltd. did maintain effective internal control over financial reporting.

In 2020, as part of our digital transformation, we implemented a new enterprise resource planning system in the Retail segment. The Digital Transformation implementation in the Retail environment has resulted in a more automated control environment for our Canadian and Loveland Products operations. This change has materially affected our internal control over financial reporting.

On September 30, 2019, we completed the Ruralco acquisition. The acquisition of Ruralco was previously excluded from management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. As a result of the acquisition of Ruralco and the integration of the Australian Retail operations, the internal control over the Australian Retail operations came into scope of the Company’s internal control over financial reporting in the fourth quarter of 2020. We completed the integration of our Ruralco control environment into the Nutrien control environment to ensure controls were operating effectively as at December 31, 2020. Management used appropriate procedures to ensure internal controls were in place during and after implementation. The integration of the Australian Retail operations has materially affected our internal control over financial reporting.

COVID-19 has also affected our business. In 2020, corporate office staff and many site administrative staff have worked from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. This change has not materially affected our internal control over financial reporting.

Except as discussed herein, there have been no changes in, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2020 was audited by KPMG LLP, as reflected in their report, which is included in this 2020 Annual Report.

62 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document, including within the “2021 Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2021 annual guidance, including our expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding adjusted EBITDA growth; expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2021; expectations regarding performance of our operating segments in 2021, including our operating segment market outlooks and market conditions for 2021, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; expectations regarding our sustainability, environmental (including climate), diversity and inclusion and innovation and technology strategies, initiatives, plans and targets; expectations regarding the expansion and enhancement of our Retail digital platform; expectations regarding repurchases of our common shares, including the timing thereof; expectations regarding the sufficiency of Nutrien’s liquidity, including the sources thereof, to meet its anticipated capital expenditures and other cash requirements; expectations regarding the impact to Nutrien of the transition from interbank offered rates to nearly risk-free rates; the negotiation of sales contracts; the implementation of our carbon program and the benefits to Nutrien and growers therefrom; and acquisitions and divestitures, and the expected synergies associated with certain acquisitions, including the timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2021 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; our ability to successfully implement new initiatives and programs; and our ability to redeploy capital to generate higher returns for shareholders.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges, as well as our adjusted earnings per share and adjusted EBITDA price and volume and input costs sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

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APPENDIX – NON-IFRS FINANCIAL MEASURES

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s historical or future financial performance, financial position or cash flow that are not specified, defined or determined under IFRS, and are not presented in our financial statements. Non-IFRS measures either exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure specified, defined or determined under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation.

ADJUSTED EBITDA (CONSOLIDATED)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, Merger and related costs, certain acquisition and integration related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO. In 2020, we amended our calculation of adjusted EBITDA to adjust for the impact of COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO. There were no similar income or expenses in the comparative period. To align with the change in our segment performance measure effective in 2020, we will primarily use adjusted EBITDA going forward as our consolidated performance measure.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

(millions of US dollars)	2020	2019
Net earnings	459	992
Finance costs	520	554
Income tax (recovery) expense	(77)	316
Depreciation and amortization	1,989	1,799
EBITDA	2,891	3,661
Merger and related costs	–	82
Acquisition and integration related costs	60	16
Share-based compensation expense	69	104
Impairment of assets	824	120
COVID-19 related expenses	48	–
Foreign exchange loss, net of related derivatives	19	42
Loss on disposal of business	6	–
Net gain on disposal of investment in MOPCO	(250)	–
Adjusted EBITDA	3,667	4,025

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ADJUSTED EBITDA (CONSOLIDATED), ADJUSTED NET EARNINGS PER SHARE AND SUSTAINING CAPITAL EXPENDITURES GUIDANCE

Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses. Guidance for sustaining capital expenditures includes expected expenditures required to sustain operations at existing levels and includes major repairs and maintenance and plant turnarounds.

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs), loss on disposal of business, net gain on disposal of investment in MOPCO and impairment of assets, net of tax. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2020, we amended our calculation of adjusted net loss to adjust for the impact of COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	2020			2019
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings		459	0.81		992	1.70
Adjustments:
Merger and related costs	–	–	–	82	62	0.10
Acquisition and integration related costs	60	44	0.08	16	12	0.02
Share-based compensation expense	69	50	0.09	104	79	0.14
Impairment of assets	824	657	1.15	120	91	0.16
COVID-19 related expenses	67	49	0.09	–	–	–
Foreign exchange loss, net of related derivatives	19	14	0.02	42	32	0.05
Loss on disposal of business	6	4	–	–	–	–
Net gain on disposal of investment in MOPCO	(250)	(250)	(0.44)	–	–	–

Adjusted net earnings		1,027	1.80		1,268	2.17

FREE CASH FLOW AND FREE CASH FLOW INCLUDING CHANGES IN NON-CASH OPERATING WORKING CAPITAL

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure that includes changes in non-cash operating working capital.

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Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

(millions of US dollars)	2020	2019
Cash from operations before working capital changes	2,749	3,175
Sustaining capital expenditures	(919)	(1,018)

Free cash flow	1,830	2,157

Changes in non-cash operating working capital	574	490

Free cash flow including changes in non-cash operating working capital	2,404	2,647

GROSS MARGIN EXCLUDING DEPRECIATION AND AMORTIZATION PER TONNE –

MANUFACTURED

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne from manufactured products less depreciation and amortization per tonne. Reconciliations are provided in the “Operating Segment Performance & Outlook” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

POTASH CASH COST OF PRODUCT MANUFACTURED (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2020	2019
Total COGS – Potash	1,183	1,103
Change in inventory	(10)	10
Other adjustments	(12)	(16)
COPM	1,161	1,097
Depreciation and amortization included in COPM	(424)	(355)
Cash COPM	737	742
Production tonnes (tonnes – thousands)	12,595	11,700
Potash cash COPM per tonne	59	63

AMMONIA CONTROLLABLE CASH COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

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Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2020	2019
Total COGS – Nitrogen	2,265	2,148
Depreciation and amortization in COGS	(522)	(462)
Cash COGS for products other than ammonia	(1,342)	(1,226)
Ammonia
Total cash COGS before other adjustments	401	460
Other adjustments [1]	(52)	(57)
Total cash COPM	349	403
Natural gas and steam costs	(235)	(273)
Controllable cash COPM	114	130
Production tonnes (net tonnes [2] – thousands)	2,649	2,887
Ammonia controllable cash COPM per tonne	43	45

1	Includes changes in inventory balances and other adjustments.
2	Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

NUTRIEN FINANCIAL NET INTEREST MARGIN

Most directly comparable IFRS financial measure: Nutrien Financial gross margin divided by average Nutrien Financial receivables.

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total/Average
Nutrien Financial revenue	16	40	36	37
Deemed interest expense [1]	(5)	(15)	(15)	(14)
Net interest	11	25	21	23	80
Average Nutrien Financial receivables	795	2,108	1,711	1,392	1,502
Nutrien Financial net interest margin (%)					5.3

1	Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

SUSTAINING CAPITAL EXPENDITURES AND INVESTING CAPITAL EXPENDITURES

Most directly comparable IFRS financial measure: Cash additions to property, plant and equipment and intangible assets.

Definition: Sustaining capital expenditures are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds. Investing capital expenditures are for significant expansions of current operations or to create cost savings (synergies), including capitalized interest. Investing capital excludes capital outlays for business acquisitions and equity-accounted investees.

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Why we use the measure and why it is useful to investors: Sustaining capital expenditures show the capital investment required to sustain our existing operations, and are the first priority in our capital allocation policy. Investing capital expenditures are an important component in understanding how much we have invested to grow our business excluding business acquisitions and investments in equity-accounted investees.

(millions of US dollars, except as otherwise noted)	2020	2019
Additions to property, plant and equipment	1,423	1,728
Additions to intangible assets	126	163
	1,549	1,891
Consists of:
Sustaining capital expenditures	919	1,018
Investing capital expenditures	511	772
Other capital expenditures	119	101
	1,549	1,891

RETAIL ADJUSTED AVERAGE WORKING CAPITAL TO SALES AND RETAIL ADJUSTED AVERAGE WORKING CAPITAL TO SALES EXCLUDING NUTRIEN FINANCIAL

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year following the acquisition. We have amended our calculation to adjust for the sales of certain recently acquired businesses. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

(millions of US dollars, except as otherwise noted)	2020	2019
Average working capital	2,173	3,097
Average working capital from certain recent acquisitions	(11)	(53)
Adjusted average working capital	2,162	3,044
Average Nutrien Financial working capital	(1,502)	n/a	[1]
Adjusted average working capital excluding Nutrien Financial	660	n/a	[1]
Sales [2]	14,785	13,282
Sales from certain recent acquisitions	(686)	(249)
Adjusted sales	14,099	13,033
Nutrien Financial revenue [2]	(129)	n/a	[1]
Adjusted sales excluding Nutrien Financial	13,970	n/a	[1]

1	We did not calculate this metric excluding Nutrien Financial in 2019 as it was in its first year of operations.
2	Certain immaterial figures have been reclassified for 2019.

Adjusted average working capital to sales (%)	15	23
Adjusted average working capital to sales excluding Nutrien Financial (%)	5	n/a	[1]

RETAIL CASH OPERATING COVERAGE RATIO

Most directly comparable IFRS financial measure: Retail operating expenses1 as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

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Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

(millions of US dollars, except as otherwise noted)	2020	2019
Operating expenses [1,2]	2,974	2,665
Depreciation and amortization in operating expenses	(658)	(585)
Operating expenses excluding depreciation and amortization	2,316	2,080
Gross margin [2]	3,736	3,301
Depreciation and amortization in cost of goods sold	10	7
Gross margin excluding depreciation and amortization	3,746	3,308
Cash operating coverage ratio (%)	61.8	62.9
Cash operating coverage ratio before reclassification (%) [3]	61.1	62.2

1	Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.
2	Certain immaterial figures have been reclassified for 2019.
3	Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

RETAIL ADJUSTED EBITDA PER US SELLING LOCATION

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months. In the third quarter of 2020, we revised this measure from US EBITDA to US adjusted EBITDA to align with how we evaluate Retail results. There were no changes to this measure as a result of the change.

(millions of US dollars, except as otherwise noted)	2020	2019
Adjusted US EBITDA	985	899
Adjustments for acquisitions	(5)	(27)
Adjusted US EBITDA adjusted for acquisitions	980	872
Number of US selling locations adjusted for acquisitions	912	902
Adjusted EBITDA per US selling location (thousands of US dollars)	1,075	967

RETAIL NORMALIZED COMPARABLE STORE SALES

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

(millions of US dollars, except as otherwise noted)	2020	2019
Sales from comparable base
Current period	13,546	12,568
Prior period [1]	13,282	12,520
Comparable store sales (%)	2	0
Prior period normalized for benchmark prices and foreign exchange rates [1]	12,784	12,636
Normalized comparable store sales (%)	6	(1)

1	Certain immaterial figures have been reclassified in 2020

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TERMS & DEFINITIONS

Terms
AECO	Alberta Energy Company, Canada
Argus	Argus Media group, UK
Bloomberg	Bloomberg Finance L.P., USA
CDP Climate	CDP Worldwide, England
CRU	CRU International limited, UK
ESG	Environmental, social and governance
FTSE Russell	FTSE International Limited, England
ISS Quality Scores	Institutional Shareholder Services Inc., USA
Moody’s	Moody’s Corporation (NYSE: MCO), USA
MSCI ESG Rating	MSCI Inc., USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
S&P/S&P Global CSA	S&P Global Inc., USA
Sustainalytics ESG Risk	Sustainalytics, a Morningstar, Inc. company, Netherlands
TSX	Toronto Stock Exchange, Canada
USDA	United States Department of Agriculture, USA
CAD	Canadian dollar
USD	United States dollar
AUD	Australian dollar

Scientific Terms
Potash	KCI	potassium chloride, 60-63.2% K2 O (solid)
Nitrogen	NH3	ammonia (anhydrous), 82.2% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
	CO2e	carbon dioxide equivalent
Phosphate	MGA	merchant grade acid, 54% P2 O5 (liquid)
	DAP	diammonium phosphate, 46% P2 O5 (solid)
	MAP	monoammonium phosphate, 52% P2 O5 (solid)
	SPA	superphosphoric acid, 70% P2 O5 (liquid)
	AS	ammonium sulfate (solid)

Product Measures
K2O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P2O5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

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Definitions
Blue/low carbon ammonia	Ammonia produced primarily utilizing carbon capture utilization & storage (“CCUS”) or other low-emission production technologies to significantly reduce the carbon intensity of resultant production.
Brownfield	New project expanding or developing an existing facility or operation.
Capital deployment	Cash outlays for property, plant and equipment, intangible assets, business acquisitions (net of cash acquired), investments, dividends and repurchase of common shares.
Community investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services and employee volunteerism (on corporate time).
Compound Annual Growth Rate

Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment’s lifespan.

Environmental Incidents

Number of incidents includes release quantities that exceed the US Comprehensive Environmental Response, Compensation, and Liability Act limits; in potash facilities any release that exceeds Saskatchewan release limits (based on the Saskatchewan Environmental Code); non-compliance incidents that exceed $10,000 in costs to reach compliance; or enforcement actions with fines exceeding $1,000.

Total Employee Turnover Rate	The number of permanent employees who left the Company due to voluntary and involuntary terminations, including retirements and deaths, as a percentage of average permanent employees for the year.
Greenfield capacity	New operation built on an undeveloped site.
Latin America	South America, Central America, Caribbean and Mexico.
Lost-Time Injury Frequency

Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Merger

The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.

Mmt	Million metric tonnes
North America	Canada and the US.
Offshore	All markets except Canada and the US.
Taxes and royalties

Includes tax and royalty amounts on an accrual basis calculated as: current income tax expense from continuing and discontinued operations minus investment tax credits and realized excess tax benefit related to share-based compensation plus potash production tax, resource surcharge, royalties, municipal taxes and other miscellaneous taxes.

Total Recordable Injury Frequency

Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total Shareholder Return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.
Voluntary Employee Turnover	The number of permanent employees who left the Company due to voluntary terminations as a percentage of average permanent employees for the year. Includes voluntary retirements and resignations.
Working capital ratio	Current assets divided by current liabilities.

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